UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011631

March 8, 2004

Anne T. Larin
Attorney and Assistant Secretary
Legal Staff
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/8/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letters dated January 30, 2004, February 25, 2004 and March 3, 2004 concerning the shareholder proposal submitted to General Motors by Robert W. Hartnagel. We have also received letters from the proponent dated February 2, 2004, February 8, 2004, February 26, 2004 and March 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

February 26, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

This fax communication is intended to provide a prompt initial response to the letter dated February 25, 2004, which this office (presumably) received today from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation. My copy of the letter arrived by overnight Federal Express shipment this morning.

My purpose is to (once again) inform the Commission that Ms. Larin's letter contains materially false statements which are directly relevant to the basis upon which the SEC is being asked to review GM's planned omission of my shareholder proposal from 2004 proxy materials. I intend to address each of these misstatements separately as quickly as possible, however, I believe one of them in particular requires this immediate response.

The central issue of law upon which my request of February 8, 2004, to the Securities and Exchange Commission is based is this: The contract specification printed on the face of the GM Common stock certificate which was registered in my name on January 23, 1969, states as follows:

> "This certificate and the shares represented hereby are subject to all the terms, conditions and limitations of the Certificate of Incorporation and all Amendments thereto and Supplements thereof."

The only (circa 1990) version of GM's Certificate of Incorporation currently in my possession (which significantly Ms. Larin neither enclosed nor quoted), states as follows:

> "Article FOURTH, Division I: The Common Stock, the Class E Common Stock and the Class H Common Stock ***shall be identical in all respects and shall have equal rights and privileges***, except as otherwise provided in this Article FOURTH." (emphasis added)

To the very best of my knowledge, absolutely none of the provisions identified in Article FOURTH grant any right whatsoever to General Motors Corporation to discriminate in any manner between shareholders based solely on the number of shares they may happen to own at any particular point in time with respect to any right or privilege of stock ownership (and most certainly including that of having a shareholder proposal incorporated in annual proxy material).

Moreover, the agreed contractual specifications applicable to the sale and purchase of GM securities are binding on both parties as a matter of law, and despite the fact that Ms. Laim's letter refers to the Securities and Exchange Act of 1934 (clearly inferring that this date gives it predates my purchase of the subject GM stock certificate), I feel certain that Rule 14a-8 is a considerably more recent adaptation of the original statute, and would therefore not take precedence over the intent of the parties when the transaction occurred.

My request to the SEC is not simply to consider a public policy exception under the circumstances of this particular proposal (despite the fact that it would indeed be justified on this basis alone), but rather to reconsider both the fundamental legality of its application under the particular contractual specifications of this relationship and the public policy justification for its continued general application in the face of the widespread practices of deliberate deceit and proxy statement slight-of-hand which clearly have combined to create the enormous executive compensation excesses which this proposal addresses.

Through a copy of this letter, I am requesting Ms. Laim to provide both your office and me with a copy of the current amended Certificate of Incorporation of General Motors Corporation.

In addition, despite GM's obvious attempt to downplay the truly "extraordinary" significance of the particular "subject matter" of this proposal, I would respectfully request that the SEC issue a formal legal opinion concerning the practice of imposing any kind of subordinate status with respect to any right or privilege of stock ownership (including the right or privilege of having a shareholder proposal included in company proxy material) based on the ownership of one, as opposed to more than one, shares of common stock under the particular contractual specifications described above.

Additional responses to other incorrect statements contained in Ms. Laim's letter of February 25, 2004, will be provided promptly under separate cover.

Sincerely,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Facsimile transmission

Page One of Three

To: Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Fax Number: (202) 942 9525

Date: February 26, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

February 26, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

This fax communication is intended to provide a prompt initial response to the letter dated February 25, 2004, which this office (presumably) received today from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation. My copy of the letter arrived by overnight Federal Express shipment this morning.

My purpose is to (once again) inform the Commission that Ms. Larin's letter contains materially false statements which are directly relevant to the basis upon which the SEC is being asked to review GM's planned omission of my shareholder proposal from 2004 proxy materials. I intend to address each of these misstatements separately as quickly as possible, however, I believe one of them in particular requires this immediate response.

The central issue of law upon which my request of February 8, 2004, to the Securities and Exchange Commission is based is this: The contract specification printed on the face of the GM Common stock certificate which was registered in my name on January 23, 1969, states as follows:

> "This certificate and the shares represented hereby are subject to all the terms, conditions and limitations of the Certificate of Incorporation and all Amendments thereto and Supplements thereof."

The only (circa 1990) version of GM's Certificate of Incorporation currently in my possession (which significantly Ms. Larin neither enclosed nor quoted), states as follows:

> "Article FOURTH, Division I: The Common Stock, the Class E Common Stock and the Class H Common Stock ***shall be identical in all respects and shall have equal rights and privileges***, except as otherwise provided in this Article FOURTH." (emphasis added)

To the very best of my knowledge, absolutely none of the provisions identified in Article FOURTH grant any right whatsoever to General Motors Corporation to discriminate in any manner between shareholders based solely on the number of shares they may happen to own at any particular point in time with respect to any right or privilege of stock ownership (and most certainly including that of having a shareholder proposal incorporated in annual proxy material).

Moreover, the agreed contractual specifications applicable to the sale and purchase of GM securities are binding on both parties as a matter of law, and despite the fact that Ms. Laim's letter refers to the Securities and Exchange Act of 1934 (clearly inferring that this date gives it predates my purchase of the subject GM stock certificate), I feel certain that Rule 14a-8 is a considerably more recent adaptation of the original statute, and would therefore not take precedence over the intent of the parties when the transaction occurred.

My request to the SEC is not simply to consider a public policy exception under the circumstances of this particular proposal (despite the fact that it would indeed be justified on this basis alone), but rather to reconsider both the fundamental legality of its application under the particular contractual specifications of this relationship and the public policy justification for its continued general application in the face of the widespread practices of deliberate deceit and proxy statement slight-of-hand which clearly have combined to create the enormous executive compensation excesses which this proposal addresses.

Through a copy of this letter, I am requesting Ms. Laim to provide both your office and me with a copy of the current amended Certificate of Incorporation of General Motors Corporation.

In addition, despite GM's obvious attempt to downplay the truly "extraordinary" significance of the particular "subject matter" of this proposal, I would respectfully request that the SEC issue a formal legal opinion concerning the practice of imposing any kind of subordinate status with respect to any right or privilege of stock ownership (including the right or privilege of having a shareholder proposal included in company proxy material) based on the ownership of one, as opposed to more than one, shares of common stock under the particular contractual specifications described above.

Additional responses to other incorrect statements contained in Ms. Laim's letter of February 25, 2004, will be provided promptly under separate cover.

Sincerely,

Robert W. Hartnagel

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Facsimile transmission

To: Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Fax Number: (202) 942 9525

Date: February 26, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

February 25, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing to respond to two letters sent by Robert W. Hartnagel, dated February 8 and February 23, 2004, in which he responded to GM's letter of January 30, 2004 requesting a no-action letter under Rule 14a-8(f)(1) with regard to Mr. Hartnagel's stockholder proposal. Copies of the two response letters are attached as Exhibits A and B; attachments to the response letters are not included.

The proposal would request a change to the formula for calculating annual executive incentives or bonuses as credited toward determining the amount of final compensation used in setting pension payment levels. In GM's January 30 letter I stated incorrectly that the proposal requested modification of the retirement plan; as Mr. Hartnagel points out on page 2 of his February 4 letter, such a change would be made administratively without any modification of the plan. I regret if my misstatement has misled the Staff, or caused any difficulty in analyzing the proposal and GM's statement of its reasons for omission. My error, however, is entirely irrelevant to the issue of Mr. Hartnagel's eligibility to submit a stockholder proposal based on his stock ownership. Moreover, his offer to amend his proposal by inserting "an administrative" before "leveling formula" in the last paragraph of the supporting statement merely underlines GM's alternative grounds for exclusion, as a matter of ordinary, routine business.

Mr. Hartnagel concedes on page 3 of his February 8 letter that he does not meet the qualifications to submit a stockholder proposal under Rule 14a-8(b). After the heading numbered (2), the letter states, "The proponent has never claimed, and does not now assert, that the total current market value of his GM common stockholders is sufficient to meet the financial limitation identified in Rule 14a-8(f)(1)." GM's intention to omit Mr. Hartnagel's proposal is based on his failure to satisfy the stock ownership requirement. GM and Mr. Hartnagel apparently agree that, although he is a long-time stockholder, he has not provided the evidence

GM requested showing that at the time he submitted his proposal he had owned at least $2000 worth of GM voting stock for at least one year.

Instead, Mr. Hartnagel is asking the Staff to make an exception to the SEC's "customary practice of specifying a minimum dollar amount of stock ownership as a requirement" for submitting a stockholder proposal. We note that the required stock ownership is not merely a "customary practice" but mandated by the proxy rules as properly adopted by the Commission. We note Mr. Hartnagel's position that the proxy rules should be set aside in this instance because of the urgent importance of his proposal, but the subject matter does not seem so extraordinary that it would justify an unprecedented abandonment of the proxy rules. Mr. Hartnagel has also suggested that he should be deemed eligible since he owned the required stock during the period when the practices complained of in his proposal were adopted. On the contrary, Rule 14a-8(b)(1) clearly states that a proponent's eligibility period is based on the date the proposal is submitted.

Attachment E to the February 8 letter also seems to set forth an argument that state corporation law or contract law entitles a holder of any GM voting stock to the same rights as any other holder, regardless of the amount of stock held. Neither the General Corporation Law of the State of Delaware, nor the Certificate of Incorporation of GM, nor any contract between GM and Mr. Hartnagel entitles him to have his proposal included in the company's proxy material. Stockholders have that opportunity in certain circumstances as a matter of federal securities law under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. The Commission in adopting Rule 14a-8 had the authority to choose not to extend that ability to all stockholders, but to limit that ability to stockholders with the requisite significant, long-term interest as measured on the date of that the proposal is submitted.

Since Mr. Hartnagel concedes he does not now own a qualifying amount of GM voting stock and has never provided any evidence that as of the date his proposal was submitted he had held a qualifying amount of GM stock for at least one year, General Motors may exclude his proposal pursuant to Rule 14a-8(f)(1).

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney

Enclosures

February 8, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

This is a response to a January 30, 2004, filing under Rule 14a-8(j) by Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation. For reasons which are explained below, GM's request for a no-action determination under Rules 14a-8(f)(1) and (i)(7) in conjunction with the planned omission of the proponent's shareholder proposal from proxy materials for the 2004 Annual Meeting of GM Stockholders should be denied:

Because the proposal identified in this filing incorporates a recommendation which conceivably could lead to a significant reduction in GM executive retirement benefit entitlements, and because inclusion of the proposal is being opposed by the management of General Motors Corporation, an extensive effort has been made to thoroughly explain both the rationale supporting the recommendation and the basis upon which the Commission is being asked to reject the Rule 14a-8 objections GM has identified in its filing.

The following documents are included among those which have been incorporated as exhibits to this presentation:

Attachment A: Fax communication to Harvey J. Goldsmid, dated January 26, 2004, with attachments

Attachment B: Fax communication to Harvey J. Goldsmid, dated January 27, 2004, with attachments

Attachment C: Letter to Nancy E. Polis, GM Secretary, dated December 19, 2003, with attachment

Attachment D: Fax communication to Anne T. Larin, Assistant GM Secretary, dated January 14, 2004, without attachment

Attachment E: Description of contract considerations applicable to stock ownership

Attachment F: Summary of undisputed and/or indisputable facts

In support of this request to deny GM's no-action filing, the proponent respectfully states the following:

1. GM's Rule 14a-8(i)(7) objection is founded on a false characterization of the shareholder proposal and an incorrect interpretation of the SEC's "management function" exclusion.

a. Materially false statement: Paragraph one of Ms. Larin's January 30th letter presents a false characterization of the central element of the shareholder proposal by asserting (in pertinent part):

> "The proposal would request ***modification of the retirement plan*** (emphasis added) for GM salaried employees to change the basis on which pension payments are determined."

This statement is untrue. The fact is, the final paragraph of the proposal urges the GM Board of Directors to adopt an ***administrative course of action*** which would not require any modification whatsoever to the existing Salaried Retirement Plan. Moreover, the recommended course of action would fall entirely within the scope of authority already granted to the Board under the Plan provision dealing with an "alternative formula" which may be used in calculating the amount of *incentive compensation* which is credited toward determining executive pension benefit entitlements. This authority is specifically set forth in the 1990 GM proxy statement (Attachment G) as follows:

> "Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employees who would be eligible for benefits based upon the alternate formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board."

Any suggestion that this proposal requests the Board to arbitrarily alter any benefit plan provision which had been authorized by a vote of GM shareholders is simply untrue. The actual recommendation which is presented in the final paragraph of the shareholder proposal (Attachment A, page 4) states the following:

> "The shareholders of our company urge the GM Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

On the *remote* chance that the GM representatives who prepared this SEC filing were somehow unaware of the Salaried Retirement Plan language quoted above, it should be noted that it would be a relatively simple matter to eliminate any possibility for shareholder misunderstanding regarding the "leveling" approach being proposed simply by inserting the words "*an*

administrative" before the term "leveling formula" in the second line of the above paragraph, and the word "*administrative*" before the word "leveling" in the fourth line of the same paragraph.

b. Incorrect interpretation of the "management function" exclusion: The proponent believes the planned omission of this proposal under Rule 14a-8(i)(7) is inappropriate based on the guidelines expressed in CF Legal Staff Bulletin No. 14A, dated July 12, 2002, which state in pertinent part,

> "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission has stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

As will be discussed in Section 2 below, the particular proposal being considered in this filing addresses precisely this kind of highly important and increasingly visible public policy issue. The same kind of exception that this Commission Bulletin identifies is also entirely appropriate for application in the present context as a means of properly facilitating, rather than preventing, the response of shareholders--even small shareholders--to the ongoing escalation of executive compensation and benefit entitlements.

c. Inapplicability of the recommended action to the general workforce: Staff Bulletin No. 14A also rejects the use of a Rule 14a-8(i)(7) exclusion in the context of an *equity* compensation plan which is not applicable to the general workforce. Because GM's annual incentive awards have at times been payable in either cash or stock, and because the same incentive awards are solely applicable to top level executives as opposed to the general workforce, it is conceivable that such an exclusion might also be considered inappropriate on this basis as well.

2. GM's request for a no-action determination under Rule 14-8 14a-8(f)(1) should be **denied** on the basis of broadly significant and directly relevant public policy implications applicable to the matters addressed in this shareholder proposal.

The proponent has never claimed, and does not now assert, that the total current market value of his GM common stock holdings is sufficient to meet the financial limitation identified in Rule 14a-8(f)(1). Rather, the contention being offered for purposes of responding to the specific matters identified in GM's filing is that ***an EXCEPTION to the SEC's customary practice of specifying a particular minimum dollar amount of stock ownership as a requirement for being able to have a shareholder proposal included in a company proxy statement is FULLY AND URGENTLY JUSTIFIED in this instance***. Specifically, the requested exception is appropriate based on, among other things, the following compelling public policy considerations: (1) the deeply serious and broadly significant nature of the action being proposed; (2) the sheer magnitude of the aggregate financial impact of the particular practices the proposal addresses; and (3) the need to avoid any unnecessary delay in resolving the identified problems. Clear

precedent supporting the use of the requested exception is provided in CF Legal Staff Bulletin No. 14A.

The primary objective of this proposal is to encourage GM shareholder awareness of, and prompt attention to, what might arguably be called the most challenging and important corporate governance issue facing this company and this country today: ***controlling skyrocketing executive compensation and pension benefit entitlements***. The proposal is moreover an attempt to frame the discussion within the context of a possible ***solution***, as opposed to a simple restatement of the problem, and more importantly, to do so while the problem is still potentially correctable. Delaying this discussion for an additional sixteen months (or until another proposal addressing the same problem can be incorporated into future GM proxy materials) would not only postpone a badly needed shareholder response to this pressing concern, but possibly permit additional impediments to be placed in the path of ever finding a workable solution. (An example of such an impediment might include the possible amendment of State Constitutions to prevent any future modification of existing pension benefits).

A complete understanding of the public policy significance of this particular governance issue requires careful consideration of the cumulative effect of the massive transfer of wealth that would occur, for example, over the next 25 years if, for the first time in this nation's history, American businesses (often called the "engines of our democracy") become "harnessed" to an obligation for providing enormously inflated lifetime so-called "pension" benefits to a steadily increasing number of former executives. The beneficiaries of these huge retirement benefit payments would no longer perform any services whatsoever to the corporations whose (future) employees will be responsible for supplying the productivity gains needed to meet the largely unfunded financial obligations that these expanded future "pension" entitlements have created.

Evaluating the full implications of the issues addressed in this shareholder proposal also requires consideration of the particular manner in which this enormous expansion of executive compensation has been accomplished. By way of illustration, it is significant to note that it required ***just twelve words,*** inserted in the middle of a single paragraph in a 38-page 1985 GM proxy statement to remove a "cap" which historically had limited the maximum amount of any salaried employee pension to $110,000 annually. (Attachment H) This seemingly "minor" change, along with several equally subtle revisions to the compensation "recovery formula" which determines the total amount of employee retirement benefits (and the subsequent addition of an "alternate formula" which added ***incentive awards*** to the same calculation), has permitted the pension entitlements of top GM executives to literally explode in a single decade into multi-million-dollar ***lifetime annual*** entitlements, compared to the $110,000 maximum limit which existed prior to the start of "restructuring" initiatives. The point is, few individual shareholders, then or now, would have been in a position to recognize the full significance of this seemingly "minor" change.

Another public policy consideration involves not just the actual, but perhaps more significantly, the ***symbolic*** position small individual investors have come to occupy in the overall governance scheme of things. The fact that "the big guys control everything" may be a truism, but it is a

truism that has produced an appalling state of affairs in many respects. When small investors are brushed aside or are otherwise disparaged by either companies or the SEC, it is both counterproductive to the ownership process and personally demeaning as well. It is difficult to imagine that eligibility for a drivers license would ever be made dependent on the value of somebody's car; or participation in a PTA meeting would be based on the current balance in a parent's checking account; or the right to sing in a church choir would depend on the size of the donation deposited in the collection plate...etc., etc. It is difficult to think of a single precedent or parallel for the application of this sort of economic-based restraint on the exercise of any rights or privileges of citizenship.

Individual shareholders, even very small individual investors, need to become <u>more</u> involved in the process, not less, and this needs to happen whether or not it is an inconvenience to company management, if for no reason other than this participation imposes an entirely different kind of restraint, and yes, even humility, on company executives. Small investors need to be better *informed* by, and not essentially *victimized* by, the sometimes questionable communication practices and proxy statement "slight-of-hand" that has in certain respects helped to create the unprecedented surge in executive compensation. And this heightened level of awareness should begin now, not sixteen months from now when another shareholder proposal can be included in GM's proxy materials.

Shareholders need factual information about the long term consequences of the compensation and benefit plan changes they are repeatedly asked to approve, and this information needs to be presented in an understandable manner. That never will happen if they are chronically deterred from participating in the governance process. Unsophisticated investors should not be subjected to a constant barrage of self-serving management propaganda about how "competitive factors" are forcing up compensation levels. Proxy statements are not simply management "house organs." They are, or at least should be, vital channels of communication *between*, and not simply *to*, people who own corporations and the people who run them. These goals can only be diminished by restrictions like the those that would be created by an inflexible application of Rule 14a-8(f)(1).

With genuine appreciation and respect for the truly mammoth task the Commission faces in attempting to regulate U.S. securities markets, it is becoming increasingly clear that any practice, or any rule, which unnecessarily impedes this kind of exchange--no matter how well intended, and no matter how many shares an individual proponent might own--is simply out of step with the realities and challenges of today's one-sided, stacked-deck, management-controlled information dissemination process. In addition to the incredible volume of far more pressing concerns that obviously demand the Commission's attention, it is hoped that this letter can somehow receive careful (and if possible favorable) consideration. It is in fact a ***plea*** to the SEC to ***NOT*** to permit this proposal to be excluded on the grounds General Motors has identified.

The time might well have arrived when it has become not only appropriate, but unavoidable, to face what could be the most important "public policy" consideration of all, not simply as it concerns any particular shareholder proposal, but as it relates to virtually every aspect of today's

computer-controlled, money-dominated, twenty first century "Information Age." The consideration is simply this:

There are those who appear to believe that this country's brightest promise lies in creating a new generation of "governing elite" drawn from the ranks of current and former corporate leaders who are sustained by enormous company-provided compensation and "pension" entitlements to assume the awesome responsibility for guiding this nation's destiny.

There are others who believe just as strongly in the need to retain a reward system that places its primary focus on expanding opportunities for the greatest number of citizens, and who are equally convinced that--*IF* this type of reward system remains in place--the same hard-working, high-principled, sometimes rough-edged, but always remarkable people who built this nation into the envy of the civilized world can somehow manage to keep the ball rolling for a little while longer.

An open exchange of ideas is a vital force in any democracy, including a "shareholder democracy," and any restraint on participation in that exchange can be subject to abuse. While limitations such as the one created by Rule 14a-8(f)(1) could have been appropriate in the past, in today's business climate, they may well have become just another impediment to effective shareholder governance.

I have tried the best way I can to explain the justification for permitting this proposal to be included in GM's proxy materials. It will be up to the Securities and Exchange Commission to determine where, if anywhere, it goes from here.

Sincerely,

Robert W. Hartnagel

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

TO: Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

<u>Attachments A through H</u>
<u>to R. W. Hartnagel letter dated February 8, 2004</u>

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment A

January 26, 2004

Harvey J. Goldschmid, Commissioner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Goldschmid,

As part of the SEC's current review of the so-called "proxy-access rule," I would like to respectfully request that the Commission carefully reevaluate the fairness and fundamental ***legality*** of the present regulation which imposes a $2,000 minimum investment limitation on an individual investor's eligibility to have a shareholder proposal included in a company proxy statement. Both in principle and in practice, this requirement serves to restrict small investor participation in this highly important element of "shareholder democracy" in much the same way that a "poll tax" operates to prevent the exercise of individual citizenship within the context of a local election. Specifically, the rule imposes an arbitrary economic benchmark to determine who is, and who is not, permitted to exercise a right which is in fact incidental to the purchase of a common stock certificate. No other aspect of corporate investment accords this sort of "subordinated status" to the ownership of one, as opposed to one thousand, shares of any common stock, and perhaps even more significantly, the legal precedent unequivocally rejecting the imposition of "poll taxes" has been clearly established in the courts.

There is a special relevance--***and urgency***--for requesting reconsideration of the $2,000 rule at this particular time, and one that I believe provides an especially compelling illustration of the kind of problem that it is creating for a good many shareholders. General Motors has notified me of an intention to exclude the enclosed (properly presented) shareholder proposal from its Proxy Statement on the basis of Rule 14a-8. The proposal is aimed at beginning the long and difficult process of controlling skyrocketing executive compensation and pension entitlements by using the authority shareholders have already granted to the GM Board of Directors in a way which would not require the enactment of either new federal legislation or the addition of burdensome regulatory controls. I responded to GM's rejection of this proposal by sending a letter to the Corporate Secretary's office which stated in part:

> "The shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted...
>
> I believe (my current ownership position) is founded on a contractual relationship which gives ***any*** shareholder an unrestricted right to participate in ***any*** shareholder activity that is open to ***any other*** shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution."

While it is not difficult to understand the reasoning which led to the adoption of the SEC's $2,000 benchmark, the simple fact is, the impact of this rule can be quite different than the one initially envisioned. Using a financial criteria to "silence" any voices in a democracy--in any way--is a dangerous practice. More importantly, however, the same objective (i.e., that of insuring a legitimate, ongoing, ownership interest as a criteria for including a shareholder proposal in a proxy statement) can be accomplished just as effectively by applying a minimum "duration-of-ownership" requirement which is applicable on an equal basis to all shareholders, irrespective of the precise number of shares they may hold at any given moment. Unlike the "poll tax" principle, the basic validity of a minimum "residency" requirement has been regularly upheld in the courts.

While I have not yet received a copy of GM's formal notification to the SEC concerning the planned exclusion of my proposal from the next GM Proxy Statement, I believe the particular subject addressed in the proposal is of sufficient importance to warrant the full and immediate consideration of the $2,000 rule well beyond the context of any single case example. The enormous escalation that has taken place in top executive compensation and benefit entitlements in this country over the last two decades has been propelled in part by the simple fact that the benefits of this particular phenomenon are being shared by upper level managers, not only inside American corporations, but throughout the highest echelon of virtually every institution and organization charged with the responsibility of safeguarding the interests of individual investors--and citizens. It is most certainly not a time when the voices of small individual investors should be muted. They are the ones whose financial "boats" are no longer "rising" in a manner that is in any way commensurate with this particular "tide." As far as I am concerned, it is time for these voices to be heard.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

January 10, 2004

To: Outside members of the General Motors Corporation Board of Directors

Percy N. Barnevik, Non-Executive Chairman, AstraZeneca PLC
John H. Bryan, Retired Chairman and CEO, Sara Lee Corporation
Armando M. Codina, Chairman and CEO, Codina Group, Inc.
George M. C. Fisher. Retired Chairman and CEO, Eastman Kodak Company
Karen Katen, Exec. V.P., Pfizer Inc and President Pfizer Global Pharmaceuticals
E. Stanley O'Neal, Chief Executive Officer, Merrill Lynch & Co., Inc.
Echhard Pfeiffer, Retired President and CEO, Compaq Computer Corporation
Alan G Lafley, Chairman, President and Chief Executive, The Procter & Gamble Co.
Phillip A. Laskawy, Retired Chairman and CEO, Ernst & Young

The following shareholder proposal has been submitted for the purpose of requesting immediate action by the General Motors Board of Directors to address the most challenging corporate governance issue facing our company and our country today: skyrocketing lifetime executive pension entitlements. It is offered on the basis of 40 consecutive years as a GM shareholder and my holdings of approximately $200,000 in GM common stock throughout the ten-year period when the current executive compensation "feeding frenzy" began to evolve. The final paragraph of the proposal suggests a specific course of action for approaching this issue in a proactive manner.

I urge the GM Board of Directors to promptly exercise the authority granted under the terms of the current GM Salaried Employee Retirement Plan to **reverse** the practices that have produced the compensation and benefit plan "bonanza" which is described in this letter and to **recapture** the revenue which is being diverted from general operating revenues to pay for it.

"RESOLVED: That GM shareholders request our company's Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: When highly paid executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving properly belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determines the total amount of revenue which can be made available for the payment of executive incentive awards in any given year (irrespective

of the number of executives who may be eligible to receive such awards) has remained unchanged. As a result, each year since this massive executive headcount reduction was accomplished, the formula has continued to generate the same aggregate level of funding that previously would have been paid to twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose top executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into greatly expanded pension entitlements for a steadily increasing number of executive retirees. As a result, this employee benefit plan has been in effect transformed into a highly lucrative, lifetime, deferred compensation arrangement for upper level management, as well as a huge potential long term liability for GM.

The shareholders of our company urge the GM Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

* * *

This proposal is intended to express the deep concern shared by a great many shareholders regarding the alarming escalation in executive compensation and benefit entitlements which has been occurring throughout corporate America over the last two decades. It also reflects the increasing level of frustration which is resulting from an inability to obtain on a timely basis the information needed to adequately evaluate the full consequences of the benefit plan and executive compensation changes shareholders are repeatedly called upon to approve. There is no aspect of our company's operations where this frustration is any more profound than that involving executive pay. , instead of providing any sort of straightforward financial disclosure reflecting, for example,

GM Proxy Statement disclosure practices in recent years have made it virtually impossible for an individual shareholder to determine with any real precision what the aggregate impact of this explosion of annual incentive awards may be. Instead, the statement appears primarily to be an attempt to justify the philosophy upon which these awards are based the <u>total</u>

aggregate amount of executive compensation being awarded in any given year, or the aggregate long term cost of proposed benefit improvements. This information is needed *before*, not after, the changes become irreversible.

It is only by estimating the annual effect of executive employment trends since 1989 and making assumptions reflecting the pattern of funding practices after the commencement of "restructuring" and applying these same assumptions to the information supplied in the Annual Report that even a general estimate of these consequences can be developed. The analysis which led to the submission of this shareholder proposal incorporates the following data:

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	**139.7**	
1977	3,237.5	**161.0**	(1976-79 average # recipients = 6648)
1978	3,508.0	**168.4**	
1979	2,892.7	**133.8**	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

1983	3,730.2	**180.0**	
1984	4,516.5	**224.1**	
1985	3,999.0	**218.6**	(1983-89 average # recipients = 5145)
1986	2,944.7	**169.1**	
1987	3,550.9	**157.0**	
1988	4,856.3	**241.7**	
1989	4,224.3	**238.8**	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	**Bonus Pot (ESTIMATE ONLY)**	
1993	2,465	286.9	
1994	4,901	764.2	
1995	6,881	1,152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6,698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	

<u>**Conclusions:**</u> The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: **$ <u>1,414,300,000</u>**
2. **Estimated** total 1999-2002 annual incentive awards: **$ <u>6,152,500,000</u>**
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

(and, in accordance with the rationale previously presented in this shareholder proposal,)

4. **Estimated 1983-2000 "<u>OVERPAYMENT</u>"** of annual incentive compensation on a "**<u>constant-per-capita</u>**" basis compared to pre-restructuring executive employment levels and traditional incentive plan funding practices: **<u>$ 3,586,663,000</u>**

Perhaps the most startling conclusion of all is the fact that this entire $3.5 billion (?) "overpayment" presumably is being translated into expanded lifetime "pension" entitlements for the same executives who initially received this amount in the form of expanded annual bonus payments. (Other incentive compensation, stock options and pre and post-retirement benefits are not reflected in these calculations.)

Regardless of what the actual "bottom line" may be, it is safe to assume that it would surely fall squarely within the general classification of "LOTS." Moreover, this is occurring in spite of the fact that most GM shareholders would reject, both on ethical and legal grounds, any management practice which permitted one group of *employees* to create a personal financial benefit <u>as a direct mathematical consequence</u> of eliminating the jobs and benefit entitlements of another group of *employees*. Yet it would appear that this is precisely what is taking place with respect to the creation and allocation of incentive pay. Shareholders might also wonder why, for instance, if this massive infusion of additional compensation is necessary for "competitive" reasons, it is not being provided through established salary administration procedures, and on the basis traditional individual performance reviews, instead of through an across-the-board annual bonanza of incentive plan funding.

Many GM shareholders also feel a good deal of uncertainty about just when, how, or even if, they actually authorized the virtual transformation of an employee retirement plan which was originally intended to provide relatively modest "welfare-level. After examining as much information as I could on the subject, I concluded that even the most avid Proxy Statement reader would have been unable to discern, based on the information supplied at the time, either the long or short term implications of the practices which ultimately were put in place. It almost seems a perversion of the very term "employee benefit plan" to apply it in this manner.

As reflected in the charts which are presented in the attachment to this letter entitled, "Expansion of longevity-based pension benefit entitlement," it might also be appropriate to question, as a practical matter, whether there was any way, other than by laboriously assembling these same charts from four separate GM Proxy Statements and personally making the

mathematical calculations that are penciled on the attachment, that any individual shareholder might even have detected that these highly significant changes were being made.

My objective in writing this letter has been to comment as candidly and pointedly as possible about a complex and difficult subject, in the belief that there is plenty of room in it for more than one point of view. The opinions expressed are my own and they reflect my best effort to make a constructive contribution to identifying and describing concerns which I believe are shared by a great many Americans. While others might choose to express their feelings differently, in closing I want to offer one additional observation.

The arrival of the "information age" and its vastly enhanced computer technology has endowed a single generation of corporate managers with the truly awesome power to implement changes of such enormous scope and complexity that they have far outdistanced the ability of anyone not in possession of these capabilities to even perceive, much less evaluate, the full consequences of their actions. It is the same sort of advantage that must have accompanied the arrival of the steam engine and the bow and arrow. Those who initially controlled this technology were able to achieve great rewards from doing so.

This shareholder proposal is intended to focus on one highly significant consideration which separates this technological "revolution" from the ones that came before it. On one hand, the "information age" has been characterized by the speed and sheer magnitude of the changes that are occurring. At the same time, it might be appropriate to remember that the people who have acquired the raw power being generated by this revolution are employees, not owners, of the corporations which bought and paid for this technology--and for this reason, the resulting financial rewards should be apportioned accordingly.

Shareholders, and their elected representatives, need to begin actively challenging, and not simply accepting, the glib assertion that it is "competitive factors" rather than the concurrent actions of similarly-situated executives that may have so greatly altered today's nationwide executive compensation levels. We need to probe far more vigorously into the future consequences of a reward system that differs so profoundly from the one that has propelled both our company and our country to greatness. And we must make absolutely certain that the present highly inflated levels of lifetime so-called "pension" benefits for former executives are truly serving the long term best interests of shareholders, employees and the great many other constituencies that are being so dramatically impacted by these practices.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Addition to 1/26/04 fax
to Mr. H. J. Goldschmidt

(Page 10 to original fax)

Facsimile transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 22, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the telephone message which was left on my answering machine yesterday afternoon, I am pleased to provide the following (reduced) copy of one of the General Motors common stock certificates which is presently registered in my name. My ownership-of-record, along with the original date of issue of this particular certificate, reflects, as I have previously stated, (1) that I am currently a GM stockholder, and (2) that I have been a GM stockholder on a continuous basis for a considerably longer time than the required 12-month period immediately preceding the submission of this proposal. In addition, (3) I agree to retain my current GM common stock holdings up to and including the date of this years' GM Annual Meeting.

Finally, as I have also stated in prior correspondence with your office, the shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted. Additional information regarding my stock ownership history can be obtained from GM shareholder records. As you are aware, Proxy Rule 14a-8(b)2 provides as follows, "(If) your name appears in the company's records as a shareholder, the company can verify your eligibility on its own..."

I believe the ownership position described above is founded on a contractual relationship which gives ***any*** shareholder an unrestricted right to participate in ***any*** shareholder activity that is open to ***any other*** shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution. I understand that GM intends to inform the SEC that my shareholder proposal is being excluded from the Proxy Statement under Rule 14a-8 of the proxy rules. Please advise me of the specific basis for this exclusion and also notify me if anything further is needed to support the representations I have made regarding my ownership of GM common stock. Thank you.

Robert W. Hartnagel

Attachment B

Facsimile transmission

Page One of Seven

To: **Harvey J. Goldschmidt, Commissioner**
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Fax Number: (202) 942-9563

Date: January 27, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

I faxed a ten-page message to your office yesterday (January 26th). Later that day, I received the attached letter from General Motors. I thought it would be appropriate to provide both GM's letter and a copy of my response to your office promptly.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

GM

General Motors Corporation
Global Compensation
482-C32-C56
300 Renaissance Center
Detroit, MI 48265

January 22, 2004

Mr. Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

Ms. Anne Larin forwarded your stockholder proposal to me for review and asked that I clarify our bonus formula and related Supplemental Executive Retirement Plan (SERP) issues you raise in that proposal.

The formula for calculating executive annual incentives, or bonus, at General Motors was revised and approved by stockholders in 1987. At that time, the formula was revised to consider the number of executives eligible for incentive awards by incorporating a "bottom-up" approach whereby the fund was the sum of the competitive targets of each individual executive. This was done to mitigate the possibility of generating excess funding beyond competitive levels. As you point out, the prior GM practice generated a fund based on a percent of net income over a certain threshold which, over time, may have provided excess compensation as the executive population decreased. I believe the current approach of using the sum of the individual targets addresses your concern regarding the bonus formula.

As a result, the SERP, which is separate from the Salaried Retirement Plan (SRP), is not inflated by excess annual incentive compensation. The GM SERP provides a benefit, which is about average when compared to competitive practice. Also consistent with general practice, the SERP is unfunded, unlike SRP. And, finally, the benefit as a percent of total compensation is relatively modest, as long-term compensation (options and LTIP) opportunity is not comprehended in the formula.

Over the years, GM has exhibited responsible compensation practices, particularly relating to the link to company performance. Since 1990, GM has had five years ('90-'93 and 2001) where no bonus was paid because the performance targets were not achieved. A large number of GM options are "under water." No action has been taken to reprice or reissue these options. Overall, GM has never been viewed as excessive in its pay practices.

I hope this clarifies the GM Annual Incentive formula.

Sincerely,

Jenny R. Machak

Jenny R. Machak
General Director

c: Anne T. Larin

January 26, 2004

Ms. Jenny R. Machak
General Director-Global Compensation
General Motors Corporation
Mail Code 482-C32-C66
300 Renaissance Center
Detroit, MI 48265

Dear Ms. Machak:

Thank you for your letter dated January 22, 2004, which arrived this afternoon. While the information you provided is useful in certain respects, it omits the type of basic financial data which would permit me, or any other shareholder, to determine for ourselves just whether or not GM has been, as I believe you stated it, "excessive in its pay practices."

Irrespective of whatever acronym is used to describe the particular *form* of incentive payments which are being received by a sharply reduced total number of executives, it would seem to me that it still is the aggregate per-capita dollar amount which is being both generated from GM net income and actually awarded on a year-by-year basis that provides the only meaningful basis for evaluating not only what GM pay practices are, but how they can be compared in either historical or competitive terms.

So that I can decide how to proceed with respect to the shareholder proposal I have submitted, I would be grateful if you would be kind enough to update the (enclosed) numerical overview which was incorporated in the proposal, particularly in the categories which have been highlighted. Also, if the pre-1987 net-earnings-based "bonus pot" formula was replaced by another formula, it would be helpful to know how that formula compares to the prior one, and exactly what maximum limit has now been established by shareholders with respect to the proportion of net earnings which may be directed toward the payment of annual incentive awards.

I also am providing the attached charts and news article for your examination. They provide a somewhat different perspective on whether executive compensation and retirement benefits might reasonably be described as "excessive," particularly when they are viewed in comparison with non-executive salaried employees on a yearly basis during the entire post-restructuring (1983-2003) time period. Since the enclosed (colored) bar chart was generated from my own examination of Annual Report data, it would be helpful as well to have an updated and, if necessary, corrected summary reflecting comparable GM-supplied data.

I apologize for troubling you in this way, however, as long as GM management employees continue to represent to shareholders that compensation practices are not excessive, shareholders are, or should be, entitled to receive meaningful and complete financial data, presented in an understandable way, so it is possible to reach our own conclusion on that point as well.

In summary, I can find nothing of substance in the information you provided that would justify either altering or abandoning the any of the points that were raised in my shareholder proposal. If General Motors is able to provide the specific financial data I have requested, I certainly would be more than willing to make any adjustments that may prove to be in order. Further, if GM believes any particular statement or statements in my proposal are incorrect, I believe it would be appropriate at this point to identify which statement is incorrect and exactly what is incorrect about it.

Finally, I am entirely willing to delay, for the present, any further efforts to address this matter in order to give GM a reasonable opportunity to respond to this request. The generalized assurances you have provided are encouraging and I am hopeful that these additional details can completely resolve this matter.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

c: Anne T. Larin

(Financial data included in Shareholder Proposal)

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	139.7	
1977	3,237.5	161.0	(1976-79 average # recipients = 6648)
1978	3,508.0	168.4	
1979	2,892.7	133.8	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

Year	Net Income	Bonus Pot	
1983	3,730.2	180.0	
1984	4,516.5	224.1	
1985	3,999.0	218.6	(1983-89 average # recipients = 5145)
1986	2,944.7	169.1	
1987	3,550.9	157.0	
1988	4,856.3	241.7	
1989	4,224.3	238.8	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	Bonus Pot (ESTIMATE ONLY)	
1993	2.465	286.9	
1994	4,901	764.2	
1995	6,881	1.152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6.698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	
2001	____	____	
2002	____	____	
2003	____	____	

Conclusions: The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: **$ 1,414,300,000**
2. **Estimated** total 1999-2002 annual incentive awards: **$ 6,152,500,000**
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

General Motors Corporation: CEO compensation overview 1981-1999



000.000
000.000
000.000
000.000
000.000
.000.000
Base salary
Bonus
Long term compensation
Stock Options
Average salaried employee earnings
81
82
83
84
85
86
87
88
89
90
91
92
93

The New York Times
May 2, 1990

G.M. Seeks Sharp Increases In Top Executives' Pensions

By DORON P. LEVIN

Special to The New York Times

DETROIT, May 2 — In a move ag-ravating its already-strained rela-ons with the United Automobile /orkers, the General Motors Corpo-ation is seeking to increase sharply te pensions of its retiring chairman, oger B. Smith, and 3,350 top white-ollar executives.

The plan would increase Mr. mith's annual retirement payout to bout $1.25 million from the current 700,000. Last year, Mr. Smith's total ompensation was about $2.5 million; bout 43 percent was salary and the est a bonus of cash and stock.

The new plan would apply a pension rmula to both the salary and bonus top executives instead of just to the ilary, as is done now.

G.M. is seeking shareholder ap-roval of the proposal at its annual eeting on May 25.

A spokesman said a survey carried it by the company with the assist-ice of compensation consultants in-cated that General Motors' execu-ves were in the bottom 21 percent in ension compensation among the impanies surveyed. The proposed tange would put them into the 39th ercentile, he said.

G.M. declined yesterday to disclose r. Smith's exact current pension. it a spokesman acknowledged that chart in the company's latest proxy atement could be used to determine e approximate amount. That chart dicated the current amount would about $700,000, and the spokesman nfirmed that.

The change in pension plans, which was disclosed in the company's proxy statement, will cost the nation's larg-est auto maker an extra $41.6 million this year, the statement said. It was proposed in order to make G.M. pen-sions "more competitive with other U.S. corporations that base their pen-sions on total compensation, not just salary," a spokesman said. Mr. Smith will retire this August after 41 years with G.M.

The auto workers' union assailed the proposed pension increase, prom-ising that it would become an issue during the industrywide bargaining later this year.

"G.M. is unable to find any justi-fication for this outrageous move be-cause there isn't any way to justify it," said Owen Bieber, the U.A.W. president. "Everyone realizes G.M. is confronting numerous competitive issues, but we'd be surprised to learn that competitive pensions for over 3,000 extremely well-compensated executives is one of them."

Mr. Bieber hinted that the union might demand improved pensions for G.M.'s blue-collar retirees as part of the U.A.W.'s bargaining strategy.

The issue of more lavish pensions for G.M. executives is expected to strengthen the political hand of Ste-phen Yokich, a U.A.W. vice president in charge of relations with G.M. Mr. Yokich has been critical of some of his predecessor's efforts to make relations between G.M. management and rank-and-file less adversarial.

Last year Mr. Yokich suspended the union's participation in a newspa-per published jointly with a G.M. manufacturing group and forbade union officials to fly on G.M. air-planes.

In its proxy statement G.M. said the pension proposal could be passed by directors and did not require shareholder approval. A spokesman, explaining this assertion, said G.M. management had previously prom-ised shareholders that it would re-quest permission to amend provi-sions of the plan.


Top GM executives:
PENSION BENEFIT AS A PERCENT OF BASE SALARY
1983 - 1997
Percent of base salary received as pension be
100
90
80
70
60
50
40
30
20
83
84
85
86
87
88
89
90
91
92
93
94
95
96

Attachment C

BY CERTIFIED MAIL - NO 7001 2510 0008 4923 3267

December 19, 2003

Nancy E. Polis, Secretary
General Motors Corporation
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-5000

Dear Ms. Polis:

This letter will confirm the fax which is being sent to your attention today for the purpose of submitting the following stockholder proposal that I will present at the next GM annual meeting

"Robert Hartnagel, of 8250 Elmwood Lane, Chester, IL 62233, owner of more than $1,000 in Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

RESOLVED: That the shareholders of General Motors Corporation urge their Board of Directors to promptly exercise the authority granted by the GM Salaried Employee Retirement Plan to eliminate the executive pension benefit windfall that is resulting from the following practice: In accordance with initial GM "restructuring" objectives, the total number of bonus eligible executives in General Motors was reduced by more than fifty percent compared to level which had generally existed in prior years. Since this executive headcount reduction was accomplished, however, the net earnings-based formula which regularly determines the total amount of revenue which may be directed into the executive "bonus pot" in any given year--without regard to any yearly variations in the number of individuals who may be entitled to receive incentive compensation--has continued to generate the same aggregate level of funding that formerly would have been awarded to twice the number of bonus eligible executives. As a result, not only has the average annual per capita incentive compensation granted to the "surviving" executive group essentially doubled as a direct consequence of this very sizable headcount reduction, in addition, a series of major Salaried Retirement Plan modifications which were authorized during the same general time period now is creating substantially inflated lifetime pension entitlements for a steadily increasing number of bonus eligible executive retirees.

SUPPORTING STATEMENT: The GM Salaried Employee Retirement Plan was initially authorized by company shareholders for the purpose of providing a modest and generally proportional level of post-retirement income to all salaried employees on the basis of cumulative length of service. Before restructuring initiatives were begun in the mid-1980s, all salaried employee pensions, including those received by the very highest level executives, were subject to a benefit "cap" which limited the maximum pension any salaried employee could receive to $120,000 per year. Just prior to initiating the effort to accomplish a fifty percent executive headcount reduction, this cap was eliminated, and since that time, the pension entitlements of the highest level executives have increased more than 2,000 percent. As a practical matter, where executive pensions are concerned, the original "welfare benefit" character of the salaried retirement plan has been entirely abandoned, and the plan now has been transformed into a highly lucrative "deferred compensation" arrangement for former management personnel. This proposal identifies the primary reason for this dramatic escalation in executive "pension" benefits and suggests an appropriate basis for shareholders to respond by initiating a concerted effort to reverse the policies which have produced these compensation excesses and recapture the substantial revenues which increasingly are being required to pay for them.

As the full implications of these expanded executive pay and benefit practices become increasingly discernible, a number of legal and ethical concerns have begun to appear. suggesting the need prompt corrective action by GM stockholders and Directors, including the following:

(1) When highly paid executives, who are performing duties regularly associated with management responsibilities, elect to utilize company-supplied technology, company facilities and company personnel working on company time to produce an incentive compensation saving by eliminating the bonus payments to half of its top management workforce, that saving rightfully belongs to the company and its shareholders for use in improving and expanding the business. It cannot properly be treated simply as a compensation windfall that is completely and routinely redirected year after year to the "surviving" executives who both created and presumably implemented the cost reduction strategy for the specific purpose of creating a saving for the company.

(2) Policies governing the current GM Bonus Plan provide that bonus awards are to be based on a yearly assessment of each executive's individual performance. By permitting the entire executive group to receive annual bonus awards which have been inflated by an across-the-board, proportional percentage amount which incorporates the entire saving created by eliminating fifty percent of the individuals who formerly would have been eligible for incentive compensation, the average per capita award has automatically increased, not on the basis of individual performance, but by the exact amount of bonus compensation the displaced executives had forfeited. This in turn has acted to greatly expand the future benefit entitlements not only of the "surviving" executive group, but those of all the newly added bonus recipients whose individual performance played no part whatsoever in the creation of this additional compensation windfall.

This resolution urges your company's Board to adopt a "zero-based leveling formula" to equalize the amount of incentive compensation which may be applied to the calculation used to determine future executive pension entitlements. The formula would incorporate a baseline total executive employment number reflecting the average size of the bonus eligible employee population during the six-year period preceding the point where major executive displacement began to occur. The function of this formula would be to completely remove the "windfall effect" which has resulted from adding the entire saving created from the fifty percent executive headcount reduction to all subsequent "bonus pots."

In describing the authority which has been granted to your company's Board of Directors to both monitor and control the amount of incentive compensation which may used to calculate executive retirement benefits, the GM salaried retirement plan states as follows: "Non-qualified benefits under either the regular or alternative formulas can be reduced or eliminated for both retirees and active employees by the (compensation) committee and/or the Board of Directors." Our company's shareholders respectfully urge that appropriate action be taken to promptly reverse the practices which have created the excessive bonus payments described above to recapture the rapidly escalating amount of resources which is needed to pay for them.

Respectfully submitted,

Robert W. Hartnagel
SS# 491 38 3421

Attachment

RETAIN FOR YOUR PERMANENT TAX RECORDS

ROBERT W HARTNAGEL

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

	ON TRADE DATE	12/18/2003	FOR SETTLEMENT DATE	12/23/2003	
YOU BOUGHT		20 SHARES	PRICE	$	50.1200
DESCRIPTION: GENERAL MOTORS CORP			PRINCIPAL AMOUNT	$	1,002.40
			COMMISSION		50.00
			TRANSACTION FEE		4.95
			AMOUNT DUE (IF NOT PAID)	$	1,057.35

CONFIRM PROCESSED ON 12/18/2003 @ 11:34:52

DEPOSIT RECEIPT

DEPOSIT DATE: 12/18/03

ACCOUNT NUMBER: 690-09453-1-9

TO:
ROBERT W HARTNAGEL
7605 CARTA VALLEY DRIVE
DALLAS TX 75248

RECEIPT NUMBER: 12424

DESCRIPTION	AMOUNT	CHECK/COUPON NUMBER
PERSONAL CHECK	1,075.00	2527927
TOTAL:	$1,075.00	

CASH BALANCE AS OF WEDNESDAY 12/17/03: $0.00

Facsimile transmission

Page One of Eight

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 14, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message: The following letter dealing with the subject addressed in my shareholder proposal has been sent to outside directors at the addresses shown on the accompanying list. Because your office did not respond to my request for a current business address mailing list, it was necessary to use public sources for this information. This has created the possibility that some of these letters may be delayed or misrouted.

The following copy of this correspondence is being provided in the event it is considered appropriate to make an additional distribution through internal GM channels. If a current mailing list is made available to me, I am willing to make any necessary corrections myself.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

<u>Attachment E</u>

<u>Contract law principles applicable to corporate security ownership</u>

The stock certificate currently registered in the proponent's name which GM submitted to the SEC in conjunction with this filing (see Exhibit I to Mr. Larin's letter of January 30th) states in pertinent part as follows:

> "This certificate and the shares represented hereby ***are subject to all the terms, conditions and limitations of the Certificate of Incorporation*** and to all amendments thereto and supplements thereof." (emphasis added)

The proponent is not aware of any "conditions or limitations" which are identified in GM's Certificate of Incorporation that would accord "second class status," in any form or under any circumstances, to the holder of, for example, <u>twenty</u> as opposed to <u>twenty five</u> shares of GM common stock. While this kind of limitation might conceivably be created indirectly by, for instance, a restriction which states that the corporation will obey all laws (and presumably rules) of the jurisdictions in which it operates, a question still would exist as to whether any such rule could properly assign any such subordinated status ***to any single stock certificate***, particularly when, as is the case in Sections b and c above, the rule upon which any such subordination presumably would be based is in fact ***subject to interpretation*** by the regulatory body that created it. Finally, the authority for determining the legal effect of any right applicable to a valid and binding contract ultimately rests in <u>State courts</u> (in this case, Delaware, Michigan and/or Texas). The "Erie doctrine" holds that the power to create a body of general common law is reserved to the States under the Tenth Amendment of the Constitution of the United States. This authority in turn is subject to Article I, Section 10, of the Constitution, which provides, "No State shall...pass any...law impairing the obligations of contracts..."

There is no way telling just where this complex chain of legal authority might lead, but ultimately it almost certainly would have to give due consideration of <u>the intent of the parties at the time the contract was signed</u>. For whatever it might be worth, the proponent states that he has never believed or intended that this single stock certificate has any lesser status than any other stock certificate. Moreover, to the point that GM initially raised its objection under Rule 14a-8(f)(1), General Motors had never represented that this might even remotely be the case.

Additional comments regarding legal considerations which could be applicable to the SEC $2,000 ownership requirement are expressed in the proponent's January 26 and 27 fax communications to Commissioner Harvey J. Goldsmid. (Please see <u>Attachments A and B</u>)

The proponent is not an attorney, and more importantly, it is <u>by no means</u> his intent to unnecessarily complicate this response. Rather, the preceding comments are meant to emphasize the point that even the very smallest investors have <u>rights</u> which should and/or must be considered, irrespective of the entirely legitimate reason which exists for expediting and streamlining the process of "shareholder democracy" wherever possible. The central and noteworthy contention which does deserve consideration is this: While something can indeed be gained by doing so, something quite important can also be lost by preventing the participation of any individual shareholder in the conduct of shareholder business--and once lost, it can be very, very difficult, as this undertaking shows, to ever get it back.

Attachment F

Facts which the proponent believes are either *undisputed* or *indisputable* at this point:

Based on the statements which are contained in Ms. Larin's letter of January 30, 2004, and the exhibits which are included with it, as well as the additional documents which are being submitted as attachments to this letter, the following points have been conclusively established:

a. The proposal was submitted to GM on a timely basis. (Please see Attachment C, which was not included as an exhibit to Ms. Larin's filing.)

b. Following the initial submission, and within the prescribed time limitation, the proposal was properly edited to conform to the 500-word limitation described in Question 6, section (f), subsection (1). (See Larin Exhibit A)

c. GM was provided with timely written notification that the proponent was a bona fide GM shareholder and moreover had been a one on a continuous basis far longer than a single year prior to submission of the proposal. (Please see Attachment D, which was not included as an exhibit to Ms. Larin's filing.) In addition, after having been informed in writing of the proponent's full name as it appears in official GM shareholder records, the company clearly was in a position, [as stated in the Rule 14-8(a) response to Question 2, section (2)], "to verify [your] eligibility on its own."

d. Timely written responses were provided by the proponent in response to comments and requests by Ms. Larin. These responses emphasized the bona fide nature and current registration of the common stock held. (See Larin Exhibits E, G and I)

e. Despite any possible suggestion or presumption by GM to the contrary, this proposal is not currently "withdrawn," nor has it ever been "withdrawn" by the proponent. (See Larin Exhibit F)

GENERAL MOTORS

Annual Meeting
May 25, 1990
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

Notice of Annual Meeting of Stockholders and Proxy Statement

Proposed Amendments to Employe Pension Program

executive's highest five years of total direct compensation (i.e., the average of five highest years of base salary plus the average of five highest years of bonus and/or restricted stock units awarded) out of the last ten. Subtracted from this amount will be 100% of the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

In order to be eligible for application of the alternative formula in the determination of his or her supplemental retirement benefit, the employe must meet the following eligibility requirements: (1) have at least ten years of credited Part B Supplementary service; (2) be a U.S. or U.S. International Service Personnel executive level employe at date of retirement or death; (3) be at least 62 years old; (4) be at least 62 years old at time disability commences; (5) be at least 62 years old at time of death for survivor spouse benefits based on benefits determined by application of the alternative formula; and (6) be actively at work on or after October 2, 1989. Moreover, the executive will not be eligible to grow into benefits based upon the alternative formula from layoff status or any long-term leave of absence. Lastly, with respect to any early retirement window programs, the Management Committee will have discretion to temporarily lower the above mentioned age requirements for the duration of the window program in order to induce desired retirements.

Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employes who would be eligible for benefits based upon the alternative formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board. Moreover, similar to conditions placed on annual incentive compensation awards, executives receiving a benefit based upon the alternative formula would be prohibited from working for any competitor or otherwise acting in any manner inimical or contrary to the best interests of the Corporation. If the executive violates any of the conditions precedent, the executive and his beneficiaries thereafter would lose the benefits based upon the alternative formula, commencing with the month following the date of initial violation. Lastly, as approved, the alternative formula is to be effective November 1, 1989. However, no payments have been or will be made under the alternative formula unless and until stockholder approval is obtained. Provided stockholder approval is obtained at the annual meeting, benefit payments based upon the alternative formula would be made retroactive for executives retiring on or after November 1, 1989.

The pension benefit for executives computed using the above described alternative formula will be compared to the pension benefit for executives computed using the formula previously approved by the stockholders and calculated by multiplying the number of years of credited Part B Supplementary service times 2.0% per year of service times the average of the highest five years of base salary out of the last ten. From this amount is subtracted the product calculated by multiplying the number of years of credited service times 2.0% per year of service times the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

Whichever of the above described formulas generates the greater benefit for the eligible executive will be used as the basis for computing his or her supplemental retirement benefit. Such non-qualified supplemental retirement benefits will be recognized as an operating expense for tax purposes by the Corporation at the time of payment to the

Attachment H

Annual Meeting
May 24, 1985
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

Under the present Salaried Program, the maximum trusteed benefit (Part A basic benefit plus Part B supplementary benefit) is limited to $110,000. A recent survey of 50 major U.S. industrial companies conducted by an independent actuarial firm indicated that only one other company continues to maintain a benefit maximum and that, in the case of GM, such a maximum is a contributing factor in the relatively low competitive ranking (i.e., 48th) of retirement benefits payable to GM's employe directors. Accordingly, under the amended program, for employes retiring on or after January 1, 1985, this limitation would be eliminated. It should be emphasized, however, that the elimination of this benefit maximum would result in only a moderate improvement in the competitive nature of the Corporation's retirement benefits payable to the employe directors (i.e., from a ranking of 48th to 40th of the 50 companies included in the survey) as most other companies include bonuses and other incentive compensation in their retirement formulas whereas the Corporation includes only base salary.

The survey cited above also indicated that the level of retirement benefits provided to all management level salaried employes (i.e., those employes eligible for incentive compensation) of the Corporation is significantly below the level provided their counterparts at other major companies, again primarily due to the exclusion of all forms of incentive compensation in the benefit formula. Implementation of the proposed amendments described above, particularly the reduction in Part B Primary benefits, would have the undesirable effect of further reducing the competitiveness of the program with respect to all management level salaried employes. Accordingly, a supplemental retirement plan will be developed and implemented which will provide management level salaried employes with additional benefits that, when viewed in conjunction with the level of benefits payable from the current program as amended, will render the total level of retirement benefits payable to these employes more competitive. The total cost of the benefits ultimately payable under the supplemental retirement plan will not exceed 2% of the total cost of all of GM's tax-qualified retirement programs over the corresponding period.

Due to limitations by the Internal Revenue Code of 1954, as amended, additional supplementary benefits payable as a result of the elimination of the maximum trusteed benefit and the establishment of the supplemental retirement plan will be paid as an operating expense outside the tax-qualified Salaried Program.

(c) *Benefits For Employes Retired Prior to October 1, 1984*

Under the amended Program, contributory Part B benefits, which include primary and supplementary benefits, would be increased for employes who retired prior to October 1, 1984 by 2% for each year of retirement between October 1, 1981 and October 1, 1984, for a maximum increase of 6%. These increases would be effective October 1, 1984 and would be applied to the benefit the retiree was entitled to receive at October 1, 1984 prior to any reduction for election of a survivor option or early retirement. The amount of increase then would be reduced by the appropriate amount for election of a survivor option currently in effect or for early retirement. Benefits for current and future survivors would be increased in accordance with the survivor benefit formula as applied to the employe's increased benefit. Employes (and their survivors) who retired, at their option, prior to October 1, 1984, between ages 55 and 59 and whose years of age and years of credited service at the time of their separation totaled less than 85, or those discharged for cause before age 60, would not be eligible for the increase in Part B benefits described above.

EXHIBIT B

Facsimile transmission

Page One of Five

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: February 23, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

The following letter was faxed to the Securities and Exchange Commission this morning.

Robert W. Hartnagel

February 23, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

In conjunction with the current review by this office of the January 30, 2004, filing by General Motors Corporation under Rule 14a-8(j) dealing with the planned omission of my shareholder proposal from GM proxy materials, I would like to request that I be given an opportunity to read any legal opinion which either has been or will be issued by the Securities and Exchange Commission, or which has been supplied to the Commission by any interested party, relative to the subject identified in Attachments A and E to my letter of February 8, 2004. Copies of both attachments are enclosed.

Sincerely,

Robert W. Hartnagel

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation

Attachment A

January 26, 2004

Harvey J. Goldschmid, Commissioner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Goldschmid,

As part of the SEC's current review of the so-called "proxy-access rule," I would like to respectfully request that the Commission carefully reevaluate the fairness and fundamental ***legality*** of the present regulation which imposes a $2,000 minimum investment limitation on an individual investor's eligibility to have a shareholder proposal included in a company proxy statement. Both in principle and in practice, this requirement serves to restrict small investor participation in this highly important element of "shareholder democracy" in much the same way that a "poll tax" operates to prevent the exercise of individual citizenship within the context of a local election. Specifically, the rule imposes an arbitrary economic benchmark to determine who is, and who is not, permitted to exercise a right which is in fact incidental to the purchase of a common stock certificate. No other aspect of corporate investment accords this sort of "subordinated status" to the ownership of one, as opposed to one thousand, shares of any common stock, and perhaps even more significantly, the legal precedent unequivocally rejecting the imposition of "poll taxes" has been clearly established in the courts.

There is a special relevance--***and urgency***--for requesting reconsideration of the $2,000 rule at this particular time, and one that I believe provides an especially compelling illustration of the kind of problem that it is creating for a good many shareholders. General Motors has notified me of an intention to exclude the enclosed (properly presented) shareholder proposal from its Proxy Statement on the basis of Rule 14a-8. The proposal is aimed at beginning the long and difficult process of controlling skyrocketing executive compensation and pension entitlements by using the authority shareholders have already granted to the GM Board of Directors in a way which would not require the enactment of either new federal legislation or the addition of burdensome regulatory controls. I responded to GM's rejection of this proposal by sending a letter to the Corporate Secretary's office which stated in part:

> "The shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted...
>
> I believe (my current ownership position) is founded on a contractual relationship which gives ***any*** shareholder an unrestricted right to participate in ***any*** shareholder activity that is open to ***any other*** shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution."

While it is not difficult to understand the reasoning which led to the adoption of the SEC's $2,000 benchmark, the simple fact is, the impact of this rule can be quite different than the one initially envisioned. Using a financial criteria to "silence" any voices in a democracy--in any way--is a dangerous practice. More importantly, however, the same objective (i.e., that of insuring a legitimate, ongoing, ownership interest as a criteria for including a shareholder proposal in a proxy statement) can be accomplished just as effectively by applying a minimum "duration-of-ownership" requirement which is applicable on an equal basis to all shareholders, irrespective of the precise number of shares they may hold at any given moment. Unlike the "poll tax" principle, the basic validity of a minimum "residency" requirement has been regularly upheld in the courts.

While I have not yet received a copy of GM's formal notification to the SEC concerning the planned exclusion of my proposal from the next GM Proxy Statement, I believe the particular subject addressed in the proposal is of sufficient importance to warrant the full and immediate consideration of the $2,000 rule well beyond the context of any single case example. The enormous escalation that has taken place in top executive compensation and benefit entitlements in this country over the last two decades has been propelled in part by the simple fact that the benefits of this particular phenomenon are being shared by upper level managers, not only inside American corporations, but throughout the highest echelon of virtually every institution and organization charged with the responsibility of safeguarding the interests of individual investors--and citizens. It is most certainly not a time when the voices of small individual investors should be muted. They are the ones whose financial "boats" are no longer "rising" in a manner that is in any way commensurate with this particular "tide." As far as I am concerned, it is time for these voices to be heard.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment E

Contract law principles applicable to corporate security ownership

The stock certificate currently registered in the proponent's name which GM submitted to the SEC in conjunction with this filing (see Exhibit 1 to Mr. Larin's letter of January 30th) states in pertinent part as follows:

> "This certificate and the shares represented hereby ***are subject to all the terms, conditions and limitations of the Certificate of Incorporation*** and to all amendments thereto and supplements thereof." (emphasis added)

The proponent is not aware of any "conditions or limitations" which are identified in GM's Certificate of Incorporation that would accord "second class status," in any form or under any circumstances, to the holder of, for example, twenty as opposed to twenty five shares of GM common stock. While this kind of limitation might conceivably be created indirectly by, for instance, a restriction which states that the corporation will obey all laws (and presumably rules) of the jurisdictions in which it operates, a question still would exist as to whether any such rule could properly assign any such subordinated status ***to any single stock certificate***, particularly when, as is the case in Sections b and c above, the rule upon which any such subordination presumably would be based is in fact ***subject to interpretation*** by the regulatory body that created it. Finally, the authority for determining the legal effect of any right applicable to a valid and binding contract ultimately rests in State courts (in this case, Delaware, Michigan and/or Texas). The "Erie doctrine" holds that the power to create a body of general common law is reserved to the States under the Tenth Amendment of the Constitution of the United States. This authority in turn is subject to Article I, Section 10, of the Constitution, which provides, "No State shall...pass any...law impairing the obligations of contracts..."

There is no way telling just where this complex chain of legal authority might lead, but ultimately it almost certainly would have to give due consideration of the intent of the parties at the time the contract was signed. For whatever it might be worth, the proponent states that he has never believed or intended that this single stock certificate has any lesser status than any other stock certificate. Moreover, to the point that GM initially raised its objection under Rule 14a-8(f)(1), General Motors had never represented that this might even remotely be the case.

Additional comments regarding legal considerations which could be applicable to the SEC $2,000 ownership requirement are expressed in the proponent's January 26 and 27 fax communications to Commissioner Harvey J. Goldsmid. (Please see Attachments A and B)

The proponent is not an attorney, and more importantly, it is by no means his intent to unnecessarily complicate this response. Rather, the preceding comments are meant to emphasize the point that even the very smallest investors have rights which should and/or must be considered, irrespective of the entirely legitimate reason which exists for expediting and streamlining the process of "shareholder democracy" wherever possible. The central and noteworthy contention which does deserve consideration is this: While something can indeed be gained by doing so, something quite important can also be lost by preventing the participation of any individual shareholder in the conduct of shareholder business--and once lost, it can be very, very difficult, as this undertaking shows, to ever get it back.

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 3, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Robert W. Hartnagel has submitted a stockholder proposal for the proxy materials for General Motors Corporation's annual meeting, which GM intends to omit pursuant to Rule 14a-8(f)(1), described in GM's letter dated January 30, 2004. In a letter directed to the SEC dated February 26, 2004 (Exhibit A), Mr. Hartnagel requested me to provide him and the SEC with a copy of GM's current Certificate of Incorporation, which is enclosed as Exhibit B.

The language in Article FOURTH, Division I that Mr. Hartnagel quotes in his letter—providing that all classes of common stock are identical and have equal rights except as set forth in Article Fourth—was deleted from the Certificate of Incorporation in December 2003 as no longer relevant when the multiple classes of common stock were eliminated. (The Restated Certificate of Incorporation in Exhibit B was filed on March 1, 2004, but did not contain any substantive changes from the December amendment.) The quoted language, however, was not relevant to Mr. Hartnagel's ability to have his proposal included in the GM proxy material. When he submitted the proposal, Mr. Hartnagel did not own $2,000 worth of GM voting stock; the rationale for excluding his proposal is not that different classes of stock of GM common stock were treated differently but simply that he did not own the required amount of stock.

Contrary to Mr. Hartnagel's assumption, neither Delaware corporate law nor the certificate of incorporation or bylaws of GM give him the right to have his stockholder proposal included in the Corporation's proxy material. That ability arises under the proxy rules adopted by the SEC under the Securities Exchange Act of 1934, as amended, and is limited by the eligibility requirements set forth in Rule 14a-8(b).

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

I express the legal opinion in the preceding paragraph based on the U.S. federal laws and the General Corporation Law of the State of Delaware as an attorney and a member of the State Bars of California and Michigan.

Sincerely,

Anne T. Larin
Attorney

Enclosures

c: Robert W. Hartnagel (w/enclosures)

Facsimile transmission

Page One of Three

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: February 26, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

The following letter was faxed to the Securities and Exchange Commission this afternoon. Please note the request stated in Paragraph 3, Page 2 of the letter. Thank you.

Robert W. Hartnagel

February 26, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

This fax communication is intended to provide a prompt initial response to the letter dated February 25, 2004, which this office (presumably) received today from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation. My copy of the letter arrived by overnight Federal Express shipment this morning.

My purpose is to (once again) inform the Commission that Ms. Larin's letter contains materially false statements which are directly relevant to the basis upon which the SEC is being asked to review GM's planned omission of my shareholder proposal from 2004 proxy materials. I intend to address each of these misstatements separately as quickly as possible, however, I believe one of them in particular requires this immediate response.

The central issue of law upon which my request of February 8, 2004, to the Securities and Exchange Commission is based is this: The contract specification printed on the face of the GM Common stock certificate which was registered in my name on January 23, 1969, states as follows:

> "This certificate and the shares represented hereby are subject to all the terms, conditions and limitations of the Certificate of Incorporation and all Amendments thereto and Supplements thereof."

The only (circa 1990) version of GM's Certificate of Incorporation currently in my possession (which significantly Ms. Larin neither enclosed nor quoted), states as follows:

> "Article FOURTH, Division I: The Common Stock, the Class E Common Stock and the Class H Common Stock ***shall be identical in all respects and shall have equal rights and privileges***, except as otherwise provided in this Article FOURTH." (emphasis added)

To the very best of my knowledge, absolutely none of the provisions identified in Article FOURTH grant any right whatsoever to General Motors Corporation to discriminate in any manner between shareholders based solely on the number of shares they may happen to own at any particular point in time with respect to any right or privilege of stock ownership (and most certainly including that of having a shareholder proposal incorporated in annual proxy material).

Moreover, the agreed contractual specifications applicable to the sale and purchase of GM securities are binding on both parties as a matter of law, and despite the fact that Ms. Lairn's letter refers to the Securities and Exchange Act of 1934 (clearly inferring that this date gives it predates my purchase of the subject GM stock certificate), I feel certain that Rule 14a-8 is a considerably more recent adaptation of the original statute, and would therefore not take precedence over the intent of the parties when the transaction occurred.

My request to the SEC is not simply to consider a public policy exception under the circumstances of this particular proposal (despite the fact that it would indeed be justified on this basis alone), but rather to reconsider both the fundamental legality of its application under the particular contractual specifications of this relationship and the public policy justification for its continued general application in the face of the widespread practices of deliberate deceit and proxy statement slight-of-hand which clearly have combined to create the enormous executive compensation excesses which this proposal addresses.

Through a copy of this letter, I am requesting Ms. Lairn to provide both your office and me with a copy of the current amended Certificate of Incorporation of General Motors Corporation.

In addition, despite GM's obvious attempt to downplay the truly "extraordinary" significance of the particular "subject matter" of this proposal, I would respectfully request that the SEC issue a formal legal opinion concerning the practice of imposing any kind of subordinate status with respect to any right or privilege of stock ownership (including the right or privilege of having a shareholder proposal included in company proxy material) based on the ownership of one, as opposed to more than one, shares of common stock under the particular contractual specifications described above.

Additional responses to other incorrect statements contained in Ms. Lairn's letter of February 25, 2004, will be provided promptly under separate cover.

Sincerely,

[signature]

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

GENERAL MOTORS CORPORATION

RESTATED
CERTIFICATE OF INCORPORATION

AS RESTATED AND FILED
MARCH 1, 2004

GENERAL MOTORS CORPORATION

Restated
Certificate of Incorporation

As Restated and Filed
March 1, 2004

FIRST:

The name of the Corporation is

GENERAL MOTORS CORPORATION

SECOND:

The registered office of the Corporation shall be located at 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware. The name of its registered agent in charge thereof is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware.

THIRD:

The nature of the business of the Corporation and the objects and purposes proposed to be transacted, promoted, or carried on by it, are as follows, to-wit:

(a) To manufacture, buy, sell and deal in automobiles, trucks, cars, boats, flying machines and other vehicles, their parts and accessories, and kindred articles, and generally to conduct an automobile business in all its branches.

(b) To purchase or otherwise acquire, lease, assign, mortgage, pledge or otherwise dispose of any trade names, trade marks, concessions, inventions, formulae, improvements, processes of any nature whatsoever, copyrights, and letters patent of the United States and of foreign countries, and to accept and grant licenses thereunder.

(c) To subscribe or cause to be subscribed for, and to purchase or otherwise acquire, hold for investment, sell, assign, transfer, mortgage, pledge, exchange, distribute or otherwise dispose of the whole or any part of the shares of the capital stock, bonds, coupons, mortgages, deeds of trust, debentures, securities, obligations, notes and other evidences of indebtedness of any corporation, stock company or association, now or hereafter existing, and whether created by or under the laws of the State of Delaware, or otherwise; and while owners of any of said shares of capital stock or bonds or other property to exercise all the rights, powers and privileges of ownership of every kind and description, including the right to vote thereon, with power to designate some person for that purpose from time to time to the same extent as natural persons might or could do.

(d) To purchase, hold, sell and reissue the shares of its own capital stock.

(e) To buy, lease, or otherwise acquire, so far as may be permitted by law, the whole or any part of the business, goodwill, and assets of any person, firm, association or corporation (either foreign or domestic) engaged in a business of the same general character as that for which this Corporation is organized.

(f) To endorse, guarantee and secure the payment and satisfaction of bonds, coupons, mortgages, deeds of trust, debentures, securities, obligations and evidences of indebtedness, and also to guarantee and secure the payment or satisfaction of interest on obligations and of dividends on shares of the capital stock of other corporations; also to assume the whole or any part of the liabilities, existing or prospective, of any person, corporation, firm or association; and to aid in any manner any other person or corporation with which it has business dealings, or whose stocks, bonds, or other obligations are held or are in any manner guaranteed by the Corporation, and to do any other acts and things for the preservation, protection, improvement, or enhancement of the value of such stocks, bonds, or other obligations.

(g) To engage in any other manufacturing or mercantile business of any kind or character whatsoever, and to that end to acquire, hold, own and dispose of any and all property, assets, stocks, bonds and rights of any and every kind.

(h) Without in any particular limiting any of the objects and powers of the Corporation, it is hereby expressly declared and provided that the Corporation shall have power to do all things herein before enumerated, and also to issue or exchange stocks, bonds, and other obligations in payment for property purchased or acquired by it, or for any other object in or about its business; to borrow money without limit; to mortgage or pledge its franchises, real or personal property, income and profits accruing to it, any stocks, bonds or other obligations, or any property which may be acquired by it, and to secure any bonds or other obligations by it issued or incurred.

(i) To carry on any business whatsoever which the Corporation may deem proper or convenient in connection with any of the foregoing purposes or otherwise, or which may be calculated, directly or indirectly, to promote the interests of the Corporation or to enhance the value of its property; to conduct its business in this State, in other States, in the District of Columbia, in the Territories and Colonies of the United States, and in foreign countries; and to hold, purchase, mortgage and convey real and personal property, either in or out of the State of Delaware, and to have and to exercise all the powers conferred by the laws of Delaware upon corporations formed under the act pursuant to and under which this Corporation is formed.

FOURTH:

The total authorized capital stock of the Corporation is as follows: 2,106,000,000 shares, of which 6,000,000 shares shall be Preferred Stock, without par value ("Preferred Stock"), 100,000,000 shares shall be Preference Stock, $0.10 par value ("Preference Stock"), and 2,000,000,000 shares shall be Common Stock, $1 2/3 par value ("Common Stock").

DIVISION I: COMMON STOCK.

The privileges and restrictions of the shares of the Common Stock are as follows:

(a) *Dividend Rights.*

Subject to the express terms of any outstanding series of Preferred Stock or Preference Stock, dividends may be paid in cash or otherwise upon the Common Stock out of the assets of the Corporation and may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends. Subject to the foregoing, the declaration and payment of dividends on the Common Stock, and the amount thereof, shall at all times be solely in the discretion of the Board of Directors of the Corporation.

(b) *Voting Rights.*

The holders of Common Stock shall be entitled to vote as a single class on all matters to be voted on by the stockholders of the Corporation. Each holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his name on the stock transfer books of the Corporation.

(c) *Liquidation Rights.*

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid or set apart for the holders of Preferred Stock and Preference Stock the full preferential amounts to which they are entitled, the holders of Common Stock shall be entitled to receive the assets of the Corporation remaining for distribution to its stockholders ratably on a per share basis. None of the consolidation or merger of the Corporation into or with any other entity or entities, the sale or transfer by the Corporation of all or any part of its assets, or the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph.

DIVISION II: PREFERRED STOCK.

A statement of the relative rights of the holders of Preferred Stock and a statement of the limits of variation between each series of Preferred Stock as to rate of dividends and price of redemption and a statement of the voting powers and the designations, powers, privileges and rights, and the qualifications, limits or restrictions thereof of the various series thereof, except so far as the Board of Directors is expressly authorized to fix the same by resolution or resolutions for the various series of the Preferred Stock, are as follows:

Preferred Stock of the Corporation may be issued in various series as may be determined from time to time by the Board of Directors, each such series to be distinctly designated. All shares of any one series of Preferred Stock shall be alike in every particular, and all series shall rank equally and be identical in all respects except as to the dividend rate and the amount payable upon the exercise of the right to redeem.

The dividend on the Preferred Stock of each series shall be such rate as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

The amount payable on the exercise of the right to redeem Preferred Stock of each series shall be an amount as may be fixed by the Board of Directors in the resolution or resolutions providing for the issuance of the Preferred Stock of such series, and as shall be stated on the face or back of the certificates of stock therefor.

All other provisions herein set forth in respect of the Preferred Stock of the Corporation shall apply to all the Preferred Stock of the Corporation, irrespective of any variations between the Preferred Stock of the different series.

The holders of the Preferred Stock shall be entitled to receive cumulative dividends, when and as declared by the Board of Directors, at the rates fixed for the respective series in the Certificate of Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, and no more, payable quarterly on the dates to be fixed by the By-Laws. The periods between such dates commencing on such dates are herein designated as "dividend periods." Dividends on all shares of any one series shall commence to accrue and be cumulative from the first day of the current dividend period within which shares of such series are first issued, but in the event of the issue of additional shares of such series subsequent to the date of the first issue of said shares of such series, all dividends paid on the shares of such series prior to the issue of such additional shares and all dividends declared payable to holders of record of shares of such series of a date prior to such issue shall be deemed to have been paid in respect of the additional shares so issued. Such dividends on the Preferred Stock shall be in preference and priority to any payment on any other class of stock of the Corporation.

The dividends on the Preferred Stock shall be cumulative and shall be payable before any dividend on the Common Stock or any series of the Preference Stock shall be paid or set apart so that if in any year dividends at the rates determined for the respective series of the Preferred Stock shall not be paid thereon, the deficiency shall be payable before any dividend shall be paid upon or set apart for the Common Stock or any series of the Preference Stock. Dividends shall not be declared and paid on the shares of Preferred Stock of any one series for any dividend period unless dividends have been or are contemporaneously paid or declared and set apart for payment thereof on the shares of Preferred Stock of all series, for all the dividend periods terminating on the same or an earlier date.

Whenever all cumulative dividends on the Preferred Stock outstanding shall have been paid and a sum sufficient for the payment of the next ensuing quarterly dividend on the Preferred Stock outstanding shall have been set aside from the surplus or net profits, the Board of Directors may declare dividends on the Common Stock or any series of the Preference Stock, payable then or thereafter, out of any remaining surplus or net profits, and no holders of any shares of any series of Preferred Stock, as such, shall be entitled to share therein.

At the option of the Board of Directors, the Preferred Stock shall be subject to redemption at the amounts fixed for the respective series in the Certificate of Incorporation or in the resolution or resolutions of the Board of Directors providing for the issuance of the respective series, together, in the case of each class or series, with accrued dividends on the shares to be redeemed, on any dividend paying date in such manner as the Board of Directors may determine.

The holders of the Preferred Stock shall not have any voting power whatsoever, except upon the question of selling, conveying, transferring or otherwise disposing of the property and assets of the Corporation as an entirety and except as otherwise required by law.

DIVISION III: PREFERENCE STOCK.

The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of Preference Stock from time to time in one or more series of any number of shares, with a distinctive serial designation for each series, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preference Stock authorized by this Article FOURTH, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such Preference Stock from time to time adopted by the Board of Directors. Subject to said limitations, and provided that each series of Preference Stock shall rank junior to the Preferred Stock with respect to the payment of dividends and distributions in liquidation, each series of Preference Stock (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes of or any other series of the same or any other class or classes of stock of the Corporation or any other issuer, at such price or prices or at such rates of exchange, and with such adjustments; (f) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; (g) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and (h) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof; all as shall be stated in said resolution or resolutions providing for the issue of such series of Preference Stock.

Shares of any series of Preference Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preference Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Stock to be created by resolution or resolutions of the Board of

Directors or as part of any other series of Preference Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of Preference Stock.

DIVISION IV: MISCELLANEOUS.

From time to time, the Preferred Stock, the Preference Stock, and the Common Stock may be increased or decreased according to law, and may be issued in such amounts and proportions as shall be determined by the Board of Directors, and as may be permitted by law.

In the event of any liquidation or dissolution or winding up, whether voluntary or otherwise, of the Corporation, the holders of the Preferred Stock shall be entitled to be paid the redemption price of each series in full, as aforesaid, out of the assets whether capital or surplus, and, in every case, the unpaid dividends accrued on such shares, whether or not earned or declared, before any distribution of the assets to be distributed shall be made to the holders of Common Stock or any series of the Preference Stock; but the holders of such shares shall be entitled to no further participation in such distribution. If the assets distributable on such liquidation, dissolution or winding up shall be insufficient to permit the payment to the holders of the Preferred Stock of the full amount of the redemption price of each series in full as aforesaid and accrued dividends as aforesaid, the said assets shall be distributed pro rata among the holders of the respective series of the Preferred Stock. After all payments are made as aforesaid, any required payments shall be made with respect to the Preference Stock, if any, outstanding, and the remaining assets and funds shall be divided among and paid to the holders of Common Stock ratably on a per share basis. The merger or consolidation of the Corporation into or with any other corporation shall not be or be deemed to be a distribution of assets or a dissolution, liquidation or winding up for the purposes of this paragraph.

Any Preferred Stock, Preference Stock, or Common Stock, authorized hereunder or under any amendment hereof, in the discretion of the Board of Directors, may be issued, except as herein otherwise provided, in payment for property or services, or as bonuses to employees of the Corporation or employees of subsidiary companies, or for other assets or securities including cash, necessary or desirable, in the judgment of the Board of Directors, to be purchased or acquired from time to time for the Corporation, or for any other lawful purpose of the Corporation.

If it seems desirable so to do, the Board of Directors may from time to time issue scrip for fractional shares of stock. Such scrip shall not confer upon the holder any right to dividends or any voting or other rights of a stockholder of the Corporation, but the Corporation shall from time to time, within such time as the Board of Directors may determine or without limit of time if the Board of Directors so determines, issue one or more whole shares of stock upon the surrender of scrip for fractional shares aggregating the number of whole shares issuable in respect of the scrip so surrendered, provided that the scrip so surrendered shall be properly endorsed for transfer if in registered form.

FIFTH:

The Corporation is to have perpetual existence.

SIXTH:

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

SEVENTH:

The number of Directors of the Corporation, not less than three, shall be fixed from time to time by the Bylaws and the number may be altered as therein provided. In case of any increase in the number of Directors, the additional Directors shall be elected as provided by the Bylaws, by the Directors, or by the stockholders at an annual or special meeting. In case of any vacancy in the Board of Directors, the remaining Directors, by affirmative vote of a majority thereof, may elect a successor to hold office for the unexpired portion of the term of the Director whose place is vacant and until his successor shall be duly elected and qualified.

No Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174, or any successor provision thereto, of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit.

In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:

(a) To make, alter, amend and repeal the Bylaws of the Corporation.

(b) To remove at any time any officer elected or appointed by the Board of Directors but only by the affirmative vote of a majority of the whole Board of Directors. Any other officer or employee of the Corporation may be removed at any time by a vote of the Board of Directors, or by any committee or superior officer upon whom such power of removal may be conferred by the Bylaws or by the vote of the Board of Directors.

(c) To designate, by resolution passed by a majority of the whole Board, two or more of their number to constitute an executive committee, who, to the extent provided in said resolution or in the Bylaws of the Corporation, shall have and exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. A majority of such committee shall constitute a quorum for the transaction of business.

(d) To designate any other standing committees by the affirmative vote of a majority of the whole Board, and such standing committees shall have and may exercise such powers as shall be conferred or authorized by the Bylaws, including the power to cause the seal of the Corporation to be affixed to any papers which may require it.

(e) Every right of action by or on behalf of the Corporation or by any stockholder against any past, present or future member of the Board of Directors, officer or employee of the Corporation arising out of or in connection with any bonus, stock option, performance

achievement or other incentive plan at any time approved by the stockholders of the Corporation, irrespective of the place where action may be brought and irrespective of the place of residence of any such Director, officer or employee, shall cease and be barred by the expiration of three years from whichever is the later of (a) the date of the act or omission in respect of which such right of action arises or (b) the first date upon which there has been made generally available to stockholders an annual report of the Corporation and a proxy statement for the annual meeting of stockholders following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the amount of any credit to a reserve for the purpose of any such plan, and the aggregate bonus, performance achievement or other awards, and the aggregate options or other grants, made under any such plan; and every right of action by any employee (past, present or future) against the Corporation arising out of or in connection with any such plan shall, irrespective of the place where action may be brought, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises.

(f) From time to time to fix and to vary the sum to be reserved over and above its capital stock paid in before declaring any dividends; to direct and determine the use and disposition of any surplus or net profits over and above the capital stock paid in; to fix the time of declaring and paying any dividend, and, unless otherwise provided in this Certificate or in the Bylaws, to determine the amount of any dividend. All sums reserved as working capital or otherwise may be applied from time to time to the acquisition or purchase of its bonds or other obligations or shares of its own capital stock or other property to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient and neither the stocks, bonds, or other property so acquired shall be regarded as accumulated profits for the purpose of declaring or paying dividends unless otherwise determined by the Board of Directors, but shares of such capital stock so purchased or acquired may be resold, unless such shares shall have been retired for the purpose of decreasing the Company's capital stock as provided by law.

(g) From time to time to determine whether and to what extent, and at what time and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

(h) With the written assent of the holders of two-thirds of its issued and outstanding stock of all classes without a meeting, or pursuant to the affirmative vote in person or by proxy of the holders of two-thirds of its issued and outstanding stock of all classes, at any meeting, either annual or special, called as provided in the Bylaws, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, any part or all of the property, assets, rights and privileges of the Corporation as an entirety, for the stock, bonds, obligations or other securities of another corporation of this or of any other State, Territory, Colony or foreign country, or for cash, or partly cash, credit, or property, or for such other consideration as the Board of Directors, in their absolute and uncontrolled discretion, may determine.

(i) The Corporation may by its Bylaws confer upon the Directors powers and authorities additional to the foregoing and to those expressly conferred upon them by statute.

EIGHTH:

Both the stockholders and the Directors of the Corporation may hold their meetings and the Corporation may have an office or offices in such place or places outside of the State of Delaware as the Bylaws may provide, and the Corporation may keep its books outside of the State of Delaware except as otherwise provided by law.

NINTH:

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner, now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

February 8, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Ladies and Gentlemen:

This is a response to a January 30, 2004, filing under Rule 14a-8(j) by Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation. For reasons which are explained below, GM's request for a no-action determination under Rules 14a-8(f)(1) and (i)(7) in conjunction with the planned omission of the proponent's shareholder proposal from proxy materials for the 2004 Annual Meeting of GM Stockholders should be denied:

Because the proposal identified in this filing incorporates a recommendation which conceivably could lead to a significant reduction in GM executive retirement benefit entitlements, and because inclusion of the proposal is being opposed by the management of General Motors Corporation, an extensive effort has been made to thoroughly explain both the rationale supporting the recommendation and the basis upon which the Commission is being asked to reject the Rule 14a-8 objections GM has identified in its filing.

The following documents are included among those which have been incorporated as exhibits to this presentation:

Attachment A: Fax communication to Harvey J. Goldsmid, dated January 26, 2004, with attachments

Attachment B: Fax communication to Harvey J. Goldsmid, dated January 27, 2004, with attachments

Attachment C: Letter to Nancy E. Polis, GM Secretary, dated December 19, 2003, with attachment

Attachment D: Fax communication to Anne T. Larin, Assistant GM Secretary, dated January 14, 2004, without attachment

Attachment E: Description of contract considerations applicable to stock ownership

Attachment F: Summary of undisputed and/or indisputable facts

In support of this request to deny GM's no-action filing, the proponent respectfully states the following:

1. GM's Rule 14a-8(i)(7) objection is founded on a false characterization of the shareholder proposal and an incorrect interpretation of the SEC's "management function" exclusion.

a. Materially false statement: Paragraph one of Ms. Larin's January 30th letter presents a false characterization of the central element of the shareholder proposal by asserting (in pertinent part):

> "The proposal would request ***modification of the retirement plan*** (emphasis added) for GM salaried employees to change the basis on which pension payments are determined."

This statement is untrue. The fact is, the final paragraph of the proposal urges the GM Board of Directors to adopt an ***administrative course of action*** which would not require any modification whatsoever to the existing Salaried Retirement Plan. Moreover, the recommended course of action would fall entirely within the scope of authority already granted to the Board under the Plan provision dealing with an "alternative formula" which may be used in calculating the amount of *incentive compensation* which is credited toward determining executive pension benefit entitlements. This authority is specifically set forth in the 1990 GM proxy statement (Attachment G) as follows:

> "Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employees who would be eligible for benefits based upon the alternate formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board."

Any suggestion that this proposal requests the Board to arbitrarily alter any benefit plan provision which had been authorized by a vote of GM shareholders is simply untrue. The actual recommendation which is presented in the final paragraph of the shareholder proposal (Attachment A, page 4) states the following:

> "The shareholders of our company urge the GM Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

On the *remote* chance that the GM representatives who prepared this SEC filing were somehow unaware of the Salaried Retirement Plan language quoted above, it should be noted that it would be a relatively simple matter to eliminate any possibility for shareholder misunderstanding regarding the "leveling" approach being proposed simply by inserting the words "*an*

administrative" before the term "leveling formula" in the second line of the above paragraph, and the word "*administrative*" before the word "leveling" in the fourth line of the same paragraph.

b. Incorrect interpretation of the "management function" exclusion: The proponent believes the planned omission of this proposal under Rule 14a-8(i)(7) is inappropriate based on the guidelines expressed in CF Legal Staff Bulletin No. 14A, dated July 12, 2002, which state in pertinent part,

> "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission has stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

As will be discussed in Section 2 below, the particular proposal being considered in this filing addresses precisely this kind of highly important and increasingly visible public policy issue. The same kind of exception that this Commission Bulletin identifies is also entirely appropriate for application in the present context as a means of properly facilitating, rather than preventing, the response of shareholders--even small shareholders--to the ongoing escalation of executive compensation and benefit entitlements.

c. Inapplicability of the recommended action to the general workforce: Staff Bulletin No. 14A also rejects the use of a Rule 14a-8(i)(7) exclusion in the context of an *equity* compensation plan which is not applicable to the general workforce. Because GM's annual incentive awards have at times been payable in either cash or stock, and because the same incentive awards are solely applicable to top level executives as opposed to the general workforce, it is conceivable that such an exclusion might also be considered inappropriate on this basis as well.

2. GM's request for a no-action determination under Rule 14-8 14a-8(f)(1) should be **denied** on the basis of broadly significant and directly relevant public policy implications applicable to the matters addressed in this shareholder proposal.

The proponent has never claimed, and does not now assert, that the total current market value of his GM common stock holdings is sufficient to meet the financial limitation identified in Rule 14a-8(f)(1). Rather, the contention being offered for purposes of responding to the specific matters identified in GM's filing is that ***an EXCEPTION to the SEC's customary practice of specifying a particular minimum dollar amount of stock ownership as a requirement for being able to have a shareholder proposal included in a company proxy statement is FULLY AND URGENTLY JUSTIFIED in this instance***. Specifically, the requested exception is appropriate based on, among other things, the following compelling public policy considerations: (1) the deeply serious and broadly significant nature of the action being proposed; (2) the sheer magnitude of the aggregate financial impact of the particular practices the proposal addresses; and (3) the need to avoid any unnecessary delay in resolving the identified problems. Clear

precedent supporting the use of the requested exception is provided in CF Legal Staff Bulletin No. 14A.

The primary objective of this proposal is to encourage GM shareholder awareness of, and prompt attention to, what might arguably be called the most challenging and important corporate governance issue facing this company and this country today: ***controlling skyrocketing executive compensation and pension benefit entitlements***. The proposal is moreover an attempt to frame the discussion within the context of a possible ***solution***, as opposed to a simple restatement of the problem, and more importantly, to do so while the problem is still potentially correctable. Delaying this discussion for an additional sixteen months (or until another proposal addressing the same problem can be incorporated into future GM proxy materials) would not only postpone a badly needed shareholder response to this pressing concern, but possibly permit additional impediments to be placed in the path of ever finding a workable solution. (An example of such an impediment might include the possible amendment of State Constitutions to prevent any future modification of existing pension benefits).

A complete understanding of the public policy significance of this particular governance issue requires careful consideration of the cumulative effect of the massive transfer of wealth that would occur, for example, over the next 25 years if, for the first time in this nation's history, American businesses (often called the "engines of our democracy") become "harnessed" to an obligation for providing enormously inflated lifetime so-called "pension" benefits to a steadily increasing number of former executives. The beneficiaries of these huge retirement benefit payments would no longer perform any services whatsoever to the corporations whose (future) employees will be responsible for supplying the productivity gains needed to meet the largely unfunded financial obligations that these expanded future "pension" entitlements have created.

Evaluating the full implications of the issues addressed in this shareholder proposal also requires consideration of the particular manner in which this enormous expansion of executive compensation has been accomplished. By way of illustration, it is significant to note that it required ***just twelve words,*** inserted in the middle of a single paragraph in a 38-page 1985 GM proxy statement to remove a "cap" which historically had limited the maximum amount of any salaried employee pension to $110,000 annually. (Attachment H) This seemingly "minor" change, along with several equally subtle revisions to the compensation "recovery formula" which determines the total amount of employee retirement benefits (and the subsequent addition of an "alternate formula" which added ***incentive awards*** to the same calculation), has permitted the pension entitlements of top GM executives to literally explode in a single decade into multi-million-dollar ***lifetime annual*** entitlements, compared to the $110,000 maximum limit which existed prior to the start of "restructuring" initiatives. The point is, few individual shareholders, then or now, would have been in a position to recognize the full significance of this seemingly "minor" change.

Another public policy consideration involves not just the actual, but perhaps more significantly, the ***symbolic*** position small individual investors have come to occupy in the overall governance scheme of things. The fact that "the big guys control everything" may be a truism, but it is a

truism that has produced an appalling state of affairs in many respects. When small investors are brushed aside or are otherwise disparaged by either companies or the SEC, it is both counterproductive to the ownership process and personally demeaning as well. It is difficult to imagine that eligibility for a drivers license would ever be made dependent on the value of somebody's car; or participation in a PTA meeting would be based on the current balance in a parent's checking account; or the right to sing in a church choir would depend on the size of the donation deposited in the collection plate...etc., etc. It is difficult to think of a single precedent or parallel for the application of this sort of economic-based restraint on the exercise of any rights or privileges of citizenship.

Individual shareholders, even very small individual investors, need to become <u>more</u> involved in the process, not less, and this needs to happen whether or not it is an inconvenience to company management, if for no reason other than this participation imposes an entirely different kind of restraint, and yes, even humility, on company executives. Small investors need to be better *informed* by, and not essentially *victimized* by, the sometimes questionable communication practices and proxy statement "slight-of-hand" that has in certain respects helped to create the unprecedented surge in executive compensation. And this heightened level of awareness should begin now, not sixteen months from now when another shareholder proposal can be included in GM's proxy materials.

Shareholders need factual information about the long term consequences of the compensation and benefit plan changes they are repeatedly asked to approve, and this information needs to be presented in an understandable manner. That never will happen if they are chronically deterred from participating in the governance process. Unsophisticated investors should not be subjected to a constant barrage of self-serving management propaganda about how "competitive factors" are forcing up compensation levels. Proxy statements are not simply management "house organs." They are, or at least should be, vital channels of communication *between*, and not simply *to*, people who own corporations and the people who run them. These goals can only be diminished by restrictions like the those that would be created by an inflexible application of Rule 14a-8(f)(1).

With genuine appreciation and respect for the truly mammoth task the Commission faces in attempting to regulate U.S. securities markets, it is becoming increasingly clear that any practice, or any rule, which unnecessarily impedes this kind of exchange--no matter how well intended, and no matter how many shares an individual proponent might own--is simply out of step with the realities and challenges of today's one-sided, stacked-deck, management-controlled information dissemination process. In addition to the incredible volume of far more pressing concerns that obviously demand the Commission's attention, it is hoped that this letter can somehow receive careful (and if possible favorable) consideration. It is in fact a ***plea*** to the SEC to ***NOT*** to permit this proposal to be excluded on the grounds General Motors has identified.

The time might well have arrived when it has become not only appropriate, but unavoidable, to face what could be the most important "public policy" consideration of all, not simply as it concerns any particular shareholder proposal, but as it relates to virtually every aspect of today's

computer-controlled, money-dominated, twenty first century "Information Age." The consideration is simply this:

There are those who appear to believe that this country's brightest promise lies in creating a new generation of "governing elite" drawn from the ranks of current and former corporate leaders who are sustained by enormous company-provided compensation and "pension" entitlements to assume the awesome responsibility for guiding this nation's destiny.

There are others who believe just as strongly in the need to retain a reward system that places its primary focus on expanding opportunities for the greatest number of citizens, and who are equally convinced that--***IF*** this type of reward system remains in place--the same hard-working, high-principled, sometimes rough-edged, but always remarkable people who built this nation into the envy of the civilized world can somehow manage to keep the ball rolling for a little while longer.

An open exchange of ideas is a vital force in any democracy, including a "shareholder democracy," and any restraint on participation in that exchange can be subject to abuse. While limitations such as the one created by Rule 14a-8(f)(1) could have been appropriate in the past, in today's business climate, they may well have become just another impediment to effective shareholder governance.

I have tried the best way I can to explain the justification for permitting this proposal to be included in GM's proxy materials. It will be up to the Securities and Exchange Commission to determine where, if anywhere, it goes from here.

Sincerely,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

TO: Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Attachments A through H
to R. W. Hartnagel letter dated February 8, 2004

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment A

January 26, 2004

Harvey J. Goldschmid, Commissioner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Goldschmid,

As part of the SEC's current review of the so-called "proxy-access rule," I would like to respectfully request that the Commission carefully reevaluate the fairness and fundamental ***legality*** of the present regulation which imposes a $2,000 minimum investment limitation on an individual investor's eligibility to have a shareholder proposal included in a company proxy statement. Both in principle and in practice, this requirement serves to restrict small investor participation in this highly important element of "shareholder democracy" in much the same way that a "poll tax" operates to prevent the exercise of individual citizenship within the context of a local election. Specifically, the rule imposes an arbitrary economic benchmark to determine who is, and who is not, permitted to exercise a right which is in fact incidental to the purchase of a common stock certificate. No other aspect of corporate investment accords this sort of "subordinated status" to the ownership of one, as opposed to one thousand, shares of any common stock, and perhaps even more significantly, the legal precedent unequivocally rejecting the imposition of "poll taxes" has been clearly established in the courts.

There is a special relevance--***and urgency***--for requesting reconsideration of the $2,000 rule at this particular time, and one that I believe provides an especially compelling illustration of the kind of problem that it is creating for a good many shareholders. General Motors has notified me of an intention to exclude the enclosed (properly presented) shareholder proposal from its Proxy Statement on the basis of Rule 14a-8. The proposal is aimed at beginning the long and difficult process of controlling skyrocketing executive compensation and pension entitlements by using the authority shareholders have already granted to the GM Board of Directors in a way which would not require the enactment of either new federal legislation or the addition of burdensome regulatory controls. I responded to GM's rejection of this proposal by sending a letter to the Corporate Secretary's office which stated in part:

> "The shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted...
>
> I believe (my current ownership position) is founded on a contractual relationship which gives ***any*** shareholder an unrestricted right to participate in ***any*** shareholder activity that is open to ***any other*** shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution."

While it is not difficult to understand the reasoning which led to the adoption of the SEC's $2,000 benchmark, the simple fact is, the impact of this rule can be quite different than the one initially envisioned. Using a financial criteria to "silence" any voices in a democracy--in any way--is a dangerous practice. More importantly, however, the same objective (i.e., that of insuring a legitimate, ongoing, ownership interest as a criteria for including a shareholder proposal in a proxy statement) can be accomplished just as effectively by applying a minimum "duration-of-ownership" requirement which is applicable on an equal basis to all shareholders, irrespective of the precise number of shares they may hold at any given moment. Unlike the "poll tax" principle, the basic validity of a minimum "residency" requirement has been regularly upheld in the courts.

While I have not yet received a copy of GM's formal notification to the SEC concerning the planned exclusion of my proposal from the next GM Proxy Statement, I believe the particular subject addressed in the proposal is of sufficient importance to warrant the full and immediate consideration of the $2,000 rule well beyond the context of any single case example. The enormous escalation that has taken place in top executive compensation and benefit entitlements in this country over the last two decades has been propelled in part by the simple fact that the benefits of this particular phenomenon are being shared by upper level managers, not only inside American corporations, but throughout the highest echelon of virtually every institution and organization charged with the responsibility of safeguarding the interests of individual investors--and citizens. It is most certainly not a time when the voices of small individual investors should be muted. They are the ones whose financial "boats" are no longer "rising" in a manner that is in any way commensurate with this particular "tide." As far as I am concerned, it is time for these voices to be heard.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

January 10, 2004

To: Outside members of the General Motors Corporation Board of Directors

Percy N. Barnevik, Non-Executive Chairman, AstraZeneca PLC
John H. Bryan, Retired Chairman and CEO, Sara Lee Corporation
Armando M. Codina, Chairman and CEO, Codina Group, Inc.
George M. C. Fisher. Retired Chairman and CEO, Eastman Kodak Company
Karen Katen, Exec. V.P., Pfizer Inc and President Pfizer Global Pharmaceuticals
E. Stanley O'Neal, Chief Executive Officer, Merrill Lynch & Co., Inc.
Echhard Pfeiffer, Retired President and CEO, Compaq Computer Corporation
Alan G Lafley, Chairman, President and Chief Executive, The Procter & Gamble Co.
Phillip A. Laskawy, Retired Chairman and CEO, Ernst & Young

The following shareholder proposal has been submitted for the purpose of requesting immediate action by the General Motors Board of Directors to address the most challenging corporate governance issue facing our company and our country today: skyrocketing lifetime executive pension entitlements. It is offered on the basis of 40 consecutive years as a GM shareholder and my holdings of approximately $200,000 in GM common stock throughout the ten-year period when the current executive compensation "feeding frenzy" began to evolve. The final paragraph of the proposal suggests a specific course of action for approaching this issue in a proactive manner.

I urge the GM Board of Directors to promptly exercise the authority granted under the terms of the current GM Salaried Employee Retirement Plan to **reverse** the practices that have produced the compensation and benefit plan "bonanza" which is described in this letter and to **recapture** the revenue which is being diverted from general operating revenues to pay for it.

"RESOLVED: That GM shareholders request our company's Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: When highly paid executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving properly belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determines the total amount of revenue which can be made available for the payment of executive incentive awards in any given year (irrespective

of the number of executives who may be eligible to receive such awards) has remained unchanged. As a result, each year since this massive executive headcount reduction was accomplished, the formula has continued to generate the same aggregate level of funding that previously would have been paid to twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose top executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into greatly expanded pension entitlements for a steadily increasing number of executive retirees. As a result, this employee benefit plan has been in effect transformed into a highly lucrative, lifetime, deferred compensation arrangement for upper level management, as well as a huge potential long term liability for GM.

The shareholders of our company urge the GM Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

* * *

This proposal is intended to express the deep concern shared by a great many shareholders regarding the alarming escalation in executive compensation and benefit entitlements which has been occurring throughout corporate America over the last two decades. It also reflects the increasing level of frustration which is resulting from an inability to obtain on a timely basis the information needed to adequately evaluate the full consequences of the benefit plan and executive compensation changes shareholders are repeatedly called upon to approve. There is no aspect of our company's operations where this frustration is any more profound than that involving executive pay. , instead of providing any sort of straightforward financial disclosure reflecting, for example,

GM Proxy Statement disclosure practices in recent years have made it virtually impossible for an individual shareholder to determine with any real precision what the aggregate impact of this explosion of annual incentive awards may be. Instead, the statement appears primarily to be an attempt to justify the philosophy upon which these awards are based the <u>total</u>

aggregate amount of executive compensation being awarded in any given year, or the aggregate long term cost of proposed benefit improvements. This information is needed *before*, not after, the changes become irreversible.

It is only by estimating the annual effect of executive employment trends since 1989 and making assumptions reflecting the pattern of funding practices after the commencement of "restructuring" and applying these same assumptions to the information supplied in the Annual Report that even a general estimate of these consequences can be developed. The analysis which led to the submission of this shareholder proposal incorporates the following data:

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	**139.7**	
1977	3,237.5	**161.0**	(1976-79 average # recipients = 6648)
1978	3,508.0	**168.4**	
1979	2,892.7	**133.8**	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

Year	Net Income	Bonus Pot	
1983	3,730.2	**180.0**	
1984	4,516.5	**224.1**	
1985	3,999.0	**218.6**	(1983-89 average # recipients = 5145)
1986	2,944.7	**169.1**	
1987	3,550.9	**157.0**	
1988	4,856.3	**241.7**	
1989	4,224.3	**238.8**	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	**Bonus Pot** (**ESTIMATE ONLY**)	
1993	2,465	286.9	
1994	4,901	764.2	
1995	6,881	1,152.1	
1996	4,963	776.2	(Estimated 1993-2000 average
1997	6,698	1,116.2	# recipients = 3,500)
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	

<u>Conclusions:</u> The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: **$ <u>1,414,300,000</u>**
2. **Estimated** total 1999-2002 annual incentive awards: **$ <u>6,152,500,000</u>**
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

(and, in accordance with the rationale previously presented in this shareholder proposal,)

4. **Estimated 1983-2000 "<u>OVERPAYMENT</u>"** of annual incentive compensation on a "**<u>constant-per-capita</u>**" basis compared to pre-restructuring executive employment levels and traditional incentive plan funding practices: **<u>$ 3,586,663,000</u>**

Perhaps the most startling conclusion of all is the fact that this entire $3.5 billion (?) "overpayment" presumably is being translated into expanded lifetime "pension" entitlements for the same executives who initially received this amount in the form of expanded annual bonus payments. (Other incentive compensation, stock options and pre and post-retirement benefits are not reflected in these calculations.)

Regardless of what the actual "bottom line" may be, it is safe to assume that it would surely fall squarely within the general classification of "LOTS." Moreover, this is occurring in spite of the fact that most GM shareholders would reject, both on ethical and legal grounds, any management practice which permitted one group of *employees* to create a personal financial benefit <u>as a direct mathematical consequence</u> of eliminating the jobs and benefit entitlements of another group of *employees*. Yet it would appear that this is precisely what is taking place with respect to the creation and allocation of incentive pay. Shareholders might also wonder why, for instance, if this massive infusion of additional compensation is necessary for "competitive" reasons, it is not being provided through established salary administration procedures, and on the basis traditional individual performance reviews, instead of through an across-the-board annual bonanza of incentive plan funding.

Many GM shareholders also feel a good deal of uncertainty about just when, how, or even if, they actually authorized the virtual transformation of an employee retirement plan which was originally intended to provide relatively modest "welfare-level. After examining as much information as I could on the subject, I concluded that even the most avid Proxy Statement reader would have been unable to discern, based on the information supplied at the time, either the long or short term implications of the practices which ultimately were put in place. It almost seems a perversion of the very term "employee benefit plan" to apply it in this manner.

As reflected in the charts which are presented in the attachment to this letter entitled, "Expansion of longevity-based pension benefit entitlement," it might also be appropriate to question, as a practical matter, whether there was any way, other than by laboriously assembling these same charts from four separate GM Proxy Statements and personally making the

mathematical calculations that are penciled on the attachment, that any individual shareholder might even have detected that these highly significant changes were being made.

My objective in writing this letter has been to comment as candidly and pointedly as possible about a complex and difficult subject, in the belief that there is plenty of room in it for more than one point of view. The opinions expressed are my own and they reflect my best effort to make a constructive contribution to identifying and describing concerns which I believe are shared by a great many Americans. While others might choose to express their feelings differently, in closing I want to offer one additional observation.

The arrival of the "information age" and its vastly enhanced computer technology has endowed a single generation of corporate managers with the truly awesome power to implement changes of such enormous scope and complexity that they have far outdistanced the ability of anyone not in possession of these capabilities to even perceive, much less evaluate, the full consequences of their actions. It is the same sort of advantage that must have accompanied the arrival of the steam engine and the bow and arrow. Those who initially controlled this technology were able to achieve great rewards from doing so.

This shareholder proposal is intended to focus on one highly significant consideration which separates this technological "revolution" from the ones that came before it. On one hand, the "information age" has been characterized by the speed and sheer magnitude of the changes that are occurring. At the same time, it might be appropriate to remember that the people who have acquired the raw power being generated by this revolution are employees, not owners, of the corporations which bought and paid for this technology--and for this reason, the resulting financial rewards should be apportioned accordingly.

Shareholders, and their elected representatives, need to begin actively challenging, and not simply accepting, the glib assertion that it is "competitive factors" rather than the concurrent actions of similarly-situated executives that may have so greatly altered today's nationwide executive compensation levels. We need to probe far more vigorously into the future consequences of a reward system that differs so profoundly from the one that has propelled both our company and our country to greatness. And we must make absolutely certain that the present highly inflated levels of lifetime so-called "pension" benefits for former executives are truly serving the long term best interests of shareholders, employees and the great many other constituencies that are being so dramatically impacted by these practices.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Expansion of longevity-based pension benefit entitlement

1984-85 Formula

Assumed Average Annual Salary for Five-Year Period Preceding Retirement	Annual Trusteed Benefits for Years of Service Indicated*			
	25 Years	30 Years	35 Years	40 Years
$	$	$	$	$
25,000...........	6,250 25%	7,500	8,750 35%	10,000 40%
50,000...........	12,500	15,000	17,500	20,000
100,000...........	25,000	30,000	35,000	40,000
150,000...........	37,500	45,000	52,500	60,000
200,000...........	50,000	60,000	70,000	80,000
300,000...........	75,000	90,000	105,000	110,000
400,000...........	100,000	110,000	110,000	110,000
440,000 or above ..	110,000	110,000	110,000	110,000 25%

1985-86 Formula

Assumed Average Annual Salary for Five-Year Period Preceding Retirement (b)	Annual Part A and Part B Supplementary Benefits For Years Of Service Indicated (a)		
	25 Years	35 Years	45 Years
$	$	$	$
200,000	31% 62,700	50% 100,150	69% 138,250
400,000	126,775	202,675	280,700
600,000	190,850	305,200	422,950
800,000	254,925	407,725	71% 565,125

'89-90 Formula

Assumed Average Annual Salary For Period Preceding Retirement (a)	Final Average Annual Salary-Related Annual Retirement Benefits (b)			
	30 Years	35 Years	40 Years	45 Years
$	$	$	$	$
300,000	131,950 44%	160,691 54%	189,521 63%	218,351 73%
550,000	244,083	297,402	351,232	405,062
800,000	357,006	434,888	513,718	592,548
1,050,000	470,142	572,587	676,417	780,247

1990-91 Formula

Assumed Average Annual Salary For Period Preceding Retirement (a)	Final Average Annual Salary-Related Total Annual Retirement Benefits (b)			
	30 Years	35 Years	40 Years	45 Years
$	57% $	67% $	76% $	86% $
250,000	142,642	166,415	190,189	213,962
500,000	292,642	341,415	390,189	438,962
750,000	442,642	516,415	590,189	663,962
1,000,000	592,642	691,415	790,189	888,962

89%

Addition to 1/26/04 fax to Mr. H. J. Goldschmidt

(Page 10 to original fax)

Facsimile transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 22, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the telephone message which was left on my answering machine yesterday afternoon, I am pleased to provide the following (reduced) copy of one of the General Motors common stock certificates which is presently registered in my name. My ownership-of-record, along with the original date of issue of this particular certificate, reflects, as I have previously stated, (1) that I am currently a GM stockholder, and (2) that I have been a GM stockholder on a continuous basis for a considerably longer time than the required 12-month period immediately preceding the submission of this proposal. In addition, (3) I agree to retain my current GM common stock holdings up to and including the date of this years' GM Annual Meeting.

Finally, as I have also stated in prior correspondence with your office, the shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted. Additional information regarding my stock ownership history can be obtained from GM shareholder records. As you are aware, Proxy Rule 14a-8(b)2 provides as follows, "(If) your name appears in the company's records as a shareholder, the company can verify your eligibility on its own..."

I believe the ownership position described above is founded on a contractual relationship which gives ***any*** shareholder an unrestricted right to participate in ***any*** shareholder activity that is open to ***any other*** shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution. I understand that GM intends to inform the SEC that my shareholder proposal is being excluded from the Proxy Statement under Rule 14a-8 of the proxy rules. Please advise me of the specific basis for this exclusion and also notify me if anything further is needed to support the representations I have made regarding my ownership of GM common stock. Thank you.

Robert W. Hartnagel

Facsimile transmission

Page One of Seven

To: Harvey J. Goldschmidt, Commissioner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Fax Number: (202) 942-9563

Date: January 27, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

I faxed a ten-page message to your office yesterday (January 26th). Later that day, I received the attached letter from General Motors. I thought it would be appropriate to provide both GM's letter and a copy of my response to your office promptly.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

General Motors Corporation
Global Compensation
482-C32-C66
300 Renaissance Center
Detroit, MI 48265

January 22, 2004

Mr. Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

Ms. Anne Larin forwarded your stockholder proposal to me for review and asked that I clarify our bonus formula and related Supplemental Executive Retirement Plan (SERP) issues you raise in that proposal.

The formula for calculating executive annual incentives, or bonus, at General Motors was revised and approved by stockholders in 1987. At that time, the formula was revised to consider the number of executives eligible for incentive awards by incorporating a "bottom-up" approach whereby the fund was the sum of the competitive targets of each individual executive. This was done to mitigate the possibility of generating excess funding beyond competitive levels. As you point out, the prior GM practice generated a fund based on a percent of net income over a certain threshold which, over time, may have provided excess compensation as the executive population decreased. I believe the current approach of using the sum of the individual targets addresses your concern regarding the bonus formula.

As a result, the SERP, which is separate from the Salaried Retirement Plan (SRP), is not inflated by excess annual incentive compensation. The GM SERP provides a benefit, which is about average when compared to competitive practice. Also consistent with general practice, the SERP is unfunded, unlike SRP. And, finally, the benefit as a percent of total compensation is relatively modest, as long-term compensation (options and LTIP) opportunity is not comprehended in the formula.

Over the years, GM has exhibited responsible compensation practices, particularly relating to the link to company performance. Since 1990, GM has had five years ('90-'93 and 2001) where no bonus was paid because the performance targets were not achieved. A large number of GM options are "under water." No action has been taken to reprice or reissue these options. Overall, GM has never been viewed as excessive in its pay practices.

I hope this clarifies the GM Annual Incentive formula.

Sincerely,

Jenny R. Machak

Jenny R. Machak
General Director

c: Anne T. Larin

January 26, 2004

Ms. Jenny R. Machak
General Director-Global Compensation
General Motors Corporation
Mail Code 482-C32-C66
300 Renaissance Center
Detroit, MI 48265

Dear Ms. Machak:

Thank you for your letter dated January 22, 2004, which arrived this afternoon. While the information you provided is useful in certain respects, it omits the type of basic financial data which would permit me, or any other shareholder, to determine for ourselves just whether or not GM has been, as I believe you stated it, "excessive in its pay practices."

Irrespective of whatever acronym is used to describe the particular *form* of incentive payments which are being received by a sharply reduced total number of executives, it would seem to me that it still is the aggregate per-capita dollar amount which is being both generated from GM net income and actually awarded on a year-by-year basis that provides the only meaningful basis for evaluating not only what GM pay practices are, but how they can be compared in either historical or competitive terms.

So that I can decide how to proceed with respect to the shareholder proposal I have submitted, I would be grateful if you would be kind enough to update the (enclosed) numerical overview which was incorporated in the proposal, particularly in the categories which have been highlighted. Also, if the pre-1987 net-earnings-based "bonus pot" formula was replaced by another formula, it would be helpful to know how that formula compares to the prior one, and exactly what maximum limit has now been established by shareholders with respect to the proportion of net earnings which may be directed toward the payment of annual incentive awards.

I also am providing the attached charts and news article for your examination. They provide a somewhat different perspective on whether executive compensation and retirement benefits might reasonably be described as "excessive," particularly when they are viewed in comparison with non-executive salaried employees on a yearly basis during the entire post-restructuring (1983-2003) time period. Since the enclosed (colored) bar chart was generated from my own examination of Annual Report data, it would be helpful as well to have an updated and, if necessary, corrected summary reflecting comparable GM-supplied data.

I apologize for troubling you in this way, however, as long as GM management employees continue to represent to shareholders that compensation practices are not excessive, shareholders are, or should be, entitled to receive meaningful and complete financial data, presented in an understandable way, so it is possible to reach our own conclusion on that point as well.

In summary, I can find nothing of substance in the information you provided that would justify either altering or abandoning the any of the points that were raised in my shareholder proposal. If General Motors is able to provide the specific financial data I have requested, I certainly would be more than willing to make any adjustments that may prove to be in order. Further, if GM believes any particular statement or statements in my proposal are incorrect, I believe it would be appropriate at this point to identify which statement is incorrect and exactly what is incorrect about it.

Finally, I am entirely willing to delay, for the present, any further efforts to address this matter in order to give GM a reasonable opportunity to respond to this request. The generalized assurances you have provided are encouraging and I am hopeful that these additional details can completely resolve this matter.

Very truly yours,

Robert W Hartnagel

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

c: Anne T. Larin

(Financial data included in Shareholder Proposal)

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) **Bonus Pot**	
1976	2,902.8	**139.7**	
1977	3.237.5	**161.0**	(1976-79 average # recipients = 6648)
1978	3.508.0	**168.4**	
1979	2,892.7	**133.8**	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

1983	3,730.2	**180.0**	
1984	4,516.5	**224.1**	
1985	3,999.0	**218.6**	(1983-89 average # recipients = 5145)
1986	2,944.7	**169.1**	
1987	3,550.9	**157.0**	
1988	4,856.3	**241.7**	
1989	4,224.3	**238.8**	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	**Bonus Pot** (ESTIMATE ONLY)	
1993	2.465	286.9	
1994	4,901	764.2	
1995	6,881	1.152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6.698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	
2001	_____	_____	
2002	_____	_____	
2003	_____	_____	

Conclusions: The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: **$ 1,414,300,000**
2. **Estimated** total 1999-2002 annual incentive awards: **$ 6,152,500,000**
3. Executive head count reduction 1983-2000 = 3.348, (or 50.3% of pre-1983 level)

General Motors Corporation: CEO compensation overview 1981-1999


6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
$1,000,000
Base salary
Bonus
Long term compensation
Stock Options
Average salaried employee earnings
81
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99

The New York Times
May 2, 1990

G.M. Seeks Sharp Increases In Top Executives' Pensions

By DORON P. LEVIN

Special to The New York Times

DETROIT, May 2 — In a move aggravating its already-strained relations with the United Automobile Workers, the General Motors Corporation is seeking to increase sharply the pensions of its retiring chairman, Roger B. Smith, and 3,350 top white-collar executives.

The plan would increase Mr. Smith's annual retirement payout to about $1.25 million from the current $700,000. Last year, Mr. Smith's total compensation was about $2.5 million; about 43 percent was salary and the rest a bonus of cash and stock.

The new plan would apply a pension formula to both the salary and bonus of top executives instead of just to the salary, as is done now.

G.M. is seeking shareholder approval of the proposal at its annual meeting on May 25.

A spokesman said a survey carried out by the company with the assistance of compensation consultants indicated that General Motors' executives were in the bottom 21 percent in pension compensation among the companies surveyed. The proposed change would put them into the 39th percentile, he said.

G.M. declined yesterday to disclose Mr. Smith's exact current pension, but a spokesman acknowledged that a chart in the company's latest proxy statement could be used to determine the approximate amount. That chart indicated the current amount would be about $700,000, and the spokesman confirmed that.

The change in pension plans, which was disclosed in the company's proxy statement, will cost the nation's largest auto maker an extra $41.6 million this year, the statement said. It was proposed in order to make G.M. pensions "more competitive with other U.S. corporations that base their pensions on total compensation, not just salary," a spokesman said. Mr. Smith will retire this August after 41 years with G.M.

The auto workers' union assailed the proposed pension increase, promising that it would become an issue during the industrywide bargaining later this year.

"G.M. is unable to find any justification for this outrageous move because there isn't any way to justify it," said Owen Bieber, the U.A.W. president. "Everyone realizes G.M. is confronting numerous competitive issues, but we'd be surprised to learn that competitive pensions for over 3,000 extremely well-compensated executives is one of them."

Mr. Bieber hinted that the union might demand improved pensions for G.M.'s blue-collar retirees as part of the U.A.W.'s bargaining strategy.

The issue of more lavish pensions for G.M. executives is expected to strengthen the political hand of Stephen Yokich, a U.A.W. vice president in charge of relations with G.M. Mr. Yokich has been critical of some of his predecessor's efforts to make relations between G.M. management and rank-and-file less adversarial.

Last year Mr. Yokich suspended the union's participation in a newspaper published jointly with a G.M. manufacturing group and forbade union officials to fly on G.M. airplanes.

In its proxy statement, G.M. said the pension proposal could be passed by directors and did not require shareholder approval. A spokesman, explaining this assertion, said G.M. management had previously promised shareholders that it would request permission to amend provisions of the plan.



Top GM executives:
PENSION BENEFIT AS A PERCENT OF BASE SALARY
1983 - 1997
Percent of base salary received as pension be
100
90
80
70
60
50
40
30
20
83
84
85
86
87
88
89
90
91
92
93
94
95
96

Attachment C

BY CERTIFIED MAIL - NO 7001 2510 0008 4923 3267

December 19, 2003

Nancy E. Polis, Secretary
General Motors Corporation
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-5000

Dear Ms. Polis:

This letter will confirm the fax which is being sent to your attention today for the purpose of submitting the following stockholder proposal that I will present at the next GM annual meeting

"Robert Hartnagel, of 8250 Elmwood Lane, Chester, IL 62233, owner of more than $1,000 in Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

RESOLVED: That the shareholders of General Motors Corporation urge their Board of Directors to promptly exercise the authority granted by the GM Salaried Employee Retirement Plan to eliminate the executive pension benefit windfall that is resulting from the following practice: In accordance with initial GM "restructuring" objectives, the total number of bonus eligible executives in General Motors was reduced by more than fifty percent compared to level which had generally existed in prior years. Since this executive headcount reduction was accomplished, however, the net earnings-based formula which regularly determines the total amount of revenue which may be directed into the executive "bonus pot" in any given year--without regard to any yearly variations in the number of individuals who may be entitled to receive incentive compensation--has continued to generate the same aggregate level of funding that formerly would have been awarded to twice the number of bonus eligible executives. As a result, not only has the average annual per capita incentive compensation granted to the "surviving" executive group essentially doubled as a direct consequence of this very sizable headcount reduction, in addition, a series of major Salaried Retirement Plan modifications which were authorized during the same general time period now is creating substantially inflated lifetime pension entitlements for a steadily increasing number of bonus eligible executive retirees.

SUPPORTING STATEMENT: The GM Salaried Employee Retirement Plan was initially authorized by company shareholders for the purpose of providing a modest and generally proportional level of post-retirement income to all salaried employees on the basis of cumulative length of service. Before restructuring initiatives were begun in the mid-1980s, all salaried employee pensions, including those received by the very highest level executives, were subject to a benefit "cap" which limited the maximum pension any salaried employee could receive to $120,000 per year. Just prior to initiating the effort to accomplish a fifty percent executive headcount reduction, this cap was eliminated, and since that time, the pension entitlements of the highest level executives have increased more than 2,000 percent. As a practical matter, where executive pensions are concerned, the original "welfare benefit" character of the salaried retirement plan has been entirely abandoned, and the plan now has been transformed into a highly lucrative "deferred compensation" arrangement for former management personnel. This proposal identifies the primary reason for this dramatic escalation in executive "pension" benefits and suggests an appropriate basis for shareholders to respond by initiating a concerted effort to reverse the policies which have produced these compensation excesses and recapture the substantial revenues which increasingly are being required to pay for them.

As the full implications of these expanded executive pay and benefit practices become increasingly discernible, a number of legal and ethical concerns have begun to appear, suggesting the need prompt corrective action by GM stockholders and Directors, including the following:

(1) When highly paid executives, who are performing duties regularly associated with management responsibilities, elect to utilize company-supplied technology, company facilities and company personnel working on company time to produce an incentive compensation saving by eliminating the bonus payments to half of its top management workforce, that saving rightfully belongs to the company and its shareholders for use in improving and expanding the business. It cannot properly be treated simply as a compensation windfall that is completely and routinely redirected year after year to the "surviving" executives who both created and presumably implemented the cost reduction strategy for the specific purpose of creating a saving for the company.

(2) Policies governing the current GM Bonus Plan provide that bonus awards are to be based on a yearly assessment of each executive's individual performance. By permitting the entire executive group to receive annual bonus awards which have been inflated by an across-the-board, proportional percentage amount which incorporates the entire saving created by eliminating fifty percent of the individuals who formerly would have been eligible for incentive compensation, the average per capita award has automatically increased, not on the basis of individual performance, but by the exact amount of bonus compensation the displaced executives had forfeited. This in turn has acted to greatly expand the future benefit entitlements not only of the "surviving" executive group, but those of all the newly added bonus recipients whose individual performance played no part whatsoever in the creation of this additional compensation windfall.

This resolution urges your company's Board to adopt a "zero-based leveling formula" to equalize the amount of incentive compensation which may be applied to the calculation used to determine future executive pension entitlements. The formula would incorporate a baseline total executive employment number reflecting the average size of the bonus eligible employee population during the six-year period preceding the point where major executive displacement began to occur. The function of this formula would be to completely remove the "windfall effect" which has resulted from adding the entire saving created from the fifty percent executive headcount reduction to all subsequent "bonus pots."

In describing the authority which has been granted to your company's Board of Directors to both monitor and control the amount of incentive compensation which may used to calculate executive retirement benefits, the GM salaried retirement plan states as follows: "Non-qualified benefits under either the regular or alternative formulas can be reduced or eliminated for both retirees and active employees by the (compensation) committee and/or the Board of Directors." Our company's shareholders respectfully urge that appropriate action be taken to promptly reverse the practices which have created the excessive bonus payments described above to recapture the rapidly escalating amount of resources which is needed to pay for them.

Respectfully submitted,

Robert W. Hartnagel
[redacted]

Attachment

ROBERT W HARTNAGEL

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

ON TRADE DATE 12/18/2003 FOR SETTLEMENT DATE 12/23/2003

YOU BOUGHT 20 SHARES

DESCRIPTION:
GENERAL MOTORS CORP

PRICE	$	50.1200
PRINCIPAL AMOUNT	$	1,002.40
COMMISSION		50.00
TRANSACTION FEE		4.95
AMOUNT DUE (IF NOT PAID)	$	1,057.35

CONFIRM PROCESSED ON 12/18/2003 @ 11:34:52

DEPOSIT RECEIPT

DEPOSIT DATE: 12/18/03

ACCOUNT NUMBER: 690-09453-1-9

TO:
ROBERT W HARTNAGEL
7605 CARTA VALLEY DRIVE
DALLAS TX 75248

RECEIPT NUMBER: 12424

DESCRIPTION	AMOUNT	CHECK/COUPON NUMBER
PERSONAL CHECK	1,075.00	2527927
TOTAL:	$1,075.00	

CASH BALANCE AS OF WEDNESDAY 12/17/03: $0.00

Facsimile transmission

Page One of Eight

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 14, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message: The following letter dealing with the subject addressed in my shareholder proposal has been sent to outside directors at the addresses shown on the accompanying list. Because your office did not respond to my request for a current business address mailing list, it was necessary to use public sources for this information. This has created the possibility that some of these letters may be delayed or misrouted.

The following copy of this correspondence is being provided in the event it is considered appropriate to make an additional distribution through internal GM channels. If a current mailing list is made available to me, I am willing to make any necessary corrections myself.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Attachment E

Contract law principles applicable to corporate security ownership

The stock certificate currently registered in the proponent's name which GM submitted to the SEC in conjunction with this filing (see Exhibit I to Mr. Larin's letter of January 30th) states in pertinent part as follows:

> "This certificate and the shares represented hereby ***are subject to all the terms, conditions and limitations of the Certificate of Incorporation*** and to all amendments thereto and supplements thereof." (emphasis added)

The proponent is not aware of any "conditions or limitations" which are identified in GM's Certificate of Incorporation that would accord "second class status," in any form or under any circumstances, to the holder of, for example, twenty as opposed to twenty five shares of GM common stock. While this kind of limitation might conceivably be created indirectly by, for instance, a restriction which states that the corporation will obey all laws (and presumably rules) of the jurisdictions in which it operates, a question still would exist as to whether any such rule could properly assign any such subordinated status ***to any single stock certificate***, particularly when, as is the case in Sections b and c above, the rule upon which any such subordination presumably would be based is in fact ***subject to interpretation*** by the regulatory body that created it. Finally, the authority for determining the legal effect of any right applicable to a valid and binding contract ultimately rests in State courts (in this case, Delaware, Michigan and/or Texas). The "Erie doctrine" holds that the power to create a body of general common law is reserved to the States under the Tenth Amendment of the Constitution of the United States. This authority in turn is subject to Article I, Section 10, of the Constitution, which provides, "No State shall...pass any...law impairing the obligations of contracts..."

There is no way telling just where this complex chain of legal authority might lead, but ultimately it almost certainly would have to give due consideration of the intent of the parties at the time the contract was signed. For whatever it might be worth, the proponent states that he has never believed or intended that this single stock certificate has any lesser status than any other stock certificate. Moreover, to the point that GM initially raised its objection under Rule 14a-8(f)(1), General Motors had never represented that this might even remotely be the case.

Additional comments regarding legal considerations which could be applicable to the SEC $2,000 ownership requirement are expressed in the proponent's January 26 and 27 fax communications to Commissioner Harvey J. Goldsmid. (Please see Attachments A and B)

The proponent is not an attorney, and more importantly, it is by no means his intent to unnecessarily complicate this response. Rather, the preceding comments are meant to emphasize the point that even the very smallest investors have rights which should and/or must be considered, irrespective of the entirely legitimate reason which exists for expediting and streamlining the process of "shareholder democracy" wherever possible. The central and noteworthy contention which does deserve consideration is this: While something can indeed be gained by doing so, something quite important can also be lost by preventing the participation of any individual shareholder in the conduct of shareholder business--and once lost, it can be very, very difficult, as this undertaking shows, to ever get it back.

<u>Attachment F</u>

<u>Facts which the proponent believes are either *undisputed* or *indisputable* at this point</u>:

Based on the statements which are contained in Ms. Larin's letter of January 30, 2004, and the exhibits which are included with it, as well as the additional documents which are being submitted as attachments to this letter, the following points have been conclusively established:

a. The proposal was submitted to GM on a timely basis. (Please see <u>Attachment C</u>, which was <u>not</u> included as an exhibit to Ms. Larin's filing.)

b. Following the initial submission, and within the prescribed time limitation, the proposal was properly edited to conform to the 500-word limitation described in Question 6, section (f), subsection (1). (See Larin Exhibit A)

c. GM was provided with timely written notification that the proponent was a bona fide GM shareholder and moreover had been a one on a continuous basis far longer than a single year prior to submission of the proposal. (Please see <u>Attachment D</u>, which was <u>not</u> included as an exhibit to Ms. Larin's filing.) In addition, after having been informed in writing of the proponent's full name as it appears in official GM shareholder records, the company clearly was in a position, [as stated in the Rule 14-8(a) response to Question 2, section (2)], "to verify [your] eligibility on its own."

d. Timely written responses were provided by the proponent in response to comments and requests by Ms. Larin. These responses emphasized the bona fide nature and current registration of the common stock held. (See Larin Exhibits E, G and I)

e. Despite any possible suggestion or presumption by GM to the contrary, this proposal is <u>not</u> currently "withdrawn," nor has it ever been "withdrawn" by the proponent. (See Larin Exhibit F)

GENERAL MOTORS

Annual Meeting
May 25, 1990
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

Notice of Annual Meeting of Stockholders and Proxy Statement

Proposed Amendments to Employe Pension Program

executive's highest five years of total direct compensation (i.e., the average of five highest years of base salary plus the average of five highest years of bonus and/or restricted stock units awarded) out of the last ten. Subtracted from this amount will be 100% of the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

In order to be eligible for application of the alternative formula in the determination of his or her supplemental retirement benefit, the employe must meet the following eligibility requirements: (1) have at least ten years of credited Part B Supplementary service; (2) be a U.S. or U.S. International Service Personnel executive level employe at date of retirement or death; (3) be at least 62 years old; (4) be at least 62 years old at time disability commences; (5) be at least 62 years old at time of death for survivor spouse benefits based on benefits determined by application of the alternative formula; and (6) be actively at work on or after October 2, 1989. Moreover, the executive will not be eligible to grow into benefits based upon the alternative formula from layoff status or any long-term leave of absence. Lastly, with respect to any early retirement window programs, the Management Committee will have discretion to temporarily lower the above mentioned age requirements for the duration of the window program in order to induce desired retirements.

Consistent with current supplemental retirement plan benefits, the benefits determined by application of the alternative formula will not be guaranteed. This ensures that Management has the right to reduce the benefit level as appropriate for retirees who may be receiving benefits based upon the alternative formula, as well as for active employes who would be eligible for benefits based upon the alternative formula upon retirement. The plan language will explicitly state that the supplemental retirement benefit based upon the alternative formula can be reduced with the approval of the Incentive and Compensation Committee and the Board. Moreover, similar to conditions placed on annual incentive compensation awards, executives receiving a benefit based upon the alternative formula would be prohibited from working for any competitor or otherwise acting in any manner inimical or contrary to the best interests of the Corporation. If the executive violates any of the conditions precedent, the executive and his beneficiaries thereafter would lose the benefits based upon the alternative formula, commencing with the month following the date of initial violation. Lastly, as approved, the alternative formula is to be effective November 1, 1989. However, no payments have been or will be made under the alternative formula unless and until stockholder approval is obtained. Provided stockholder approval is obtained at the annual meeting, benefit payments based upon the alternative formula would be made retroactive for executives retiring on or after November 1, 1989.

The pension benefit for executives computed using the above described alternative formula will be compared to the pension benefit for executives computed using the formula previously approved by the stockholders and calculated by multiplying the number of years of credited Part B Supplementary service times 2.0% per year of service times the average of the highest five years of base salary out of the last ten. From this amount is subtracted the product calculated by multiplying the number of years of credited service times 2.0% per year of service times the maximum Social Security benefit that a person age 65 at the time of retirement would qualify to receive.

Whichever of the above described formulas generates the greater benefit for the eligible executive will be used as the basis for computing his or her supplemental retirement benefit. Such non-qualified supplemental retirement benefits will be recognized as an operating expense for tax purposes by the Corporation at the time of payment to the

GM

Attachment H

Annual Meeting
May 24, 1985
Fisher Building
3011 West Grand Blvd.
Detroit, Michigan

Under the present Salaried Program, the maximum trusteed benefit (Part A basic benefit plus Part B supplementary benefit) is limited to $110,000. A recent survey of 50 major U.S. industrial companies conducted by an independent actuarial firm indicated that only one other company continues to maintain a benefit maximum and that, in the case of GM, such a maximum is a contributing factor in the relatively low competitive ranking (i.e., 48th) of retirement benefits payable to GM's employe directors. Accordingly, under the amended program, for employes retiring on or after January 1, 1985, this limitation would be eliminated. It should be emphasized, however, that the elimination of this benefit maximum would result in only a moderate improvement in the competitive nature of the Corporation's retirement benefits payable to the employe directors (i.e., from a ranking of 48th to 40th of the 50 companies included in the survey) as most other companies include bonuses and other incentive compensation in their retirement formulas whereas the Corporation includes only base salary.

The survey cited above also indicated that the level of retirement benefits provided to all management level salaried employes (i.e., those employes eligible for incentive compensation) of the Corporation is significantly below the level provided their counterparts at other major companies, again primarily due to the exclusion of all forms of incentive compensation in the benefit formula. Implementation of the proposed amendments described above, particularly the reduction in Part B Primary benefits, would have the undesirable effect of further reducing the competitiveness of the program with respect to all management level salaried employes. Accordingly, a supplemental retirement plan will be developed and implemented which will provide management level salaried employes with additional benefits that, when viewed in conjunction with the level of benefits payable from the current program as amended, will render the total level of retirement benefits payable to these employes more competitive. The total cost of the benefits ultimately payable under the supplemental retirement plan will not exceed 2% of the total cost of all of GM's tax-qualified retirement programs over the corresponding period.

Due to limitations by the Internal Revenue Code of 1954, as amended, additional supplementary benefits payable as a result of the elimination of the maximum trusteed benefit and the establishment of the supplemental retirement plan will be paid as an operating expense outside the tax-qualified Salaried Program.

(c) *Benefits For Employes Retired Prior to October 1, 1984*

Under the amended Program, contributory Part B benefits, which include primary and supplementary benefits, would be increased for employes who retired prior to October 1, 1984 by 2% for each year of retirement between October 1, 1981 and October 1, 1984, for a maximum increase of 6%. These increases would be effective October 1, 1984 and would be applied to the benefit the retiree was entitled to receive at October 1, 1984 prior to any reduction for election of a survivor option or early retirement. The amount of increase then would be reduced by the appropriate amount for election of a survivor option currently in effect or for early retirement. Benefits for current and future survivors would be increased in accordance with the survivor benefit formula as applied to the employe's increased benefit. Employes (and their survivors) who retired, at their option, prior to October 1, 1984, between ages 55 and 59 and whose years of age and years of credited service at the time of their separation totaled less than 85, or those discharged for cause before age 60, would not be eligible for the increase in Part B benefits described above.

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2003 from Robert W. Hartnagel (as subsequently revised, Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would request modification of the retirement plan for GM salaried employees to change the basis on which pension payments are determined.

General Motors intends to omit the proposal under Rule 14a-8(f)(1) on the grounds that the proponent has not complied with the ownership requirements of paragraph (b). In addition, the proposal may be omitted under paragraph (i)(7) as relating to the company's ordinary business operations.

1. The proponent has not adequately evidenced qualifying stock ownership.

The proponent sent along with his proposal what appears to be a receipt for an order to purchase of 20 shares of General Motors stock, to be settled on December 23 (Exhibit B). Since this stock was acquired after the date of submission for less than $2,000 and the receipt was not appropriate evidence of stock ownership under Rule 14a-8(b)(2)(i), General Motors wrote to Mr. Hartnagel on December 22 to request proper evidence that he had owned the necessary amount of stock for at least a year, enclosing a copy of Rule 14a-8 for his information (Exhibit C). GM's letter also requested a revision of the proposal to shorten it to 500 words or less. On January 3, 2004 the proponent sent a revised proposal in response to GM's notice, which he received on December 28, and stated that he would contact us regarding the other questions raised in the notice. On January 12, Mr. Hartnagel sent GM a fax (Exhibit D) stating: "The shareholder proposal I forwarded to you on January 3, 2004 was submitted on the basis of my 40 years as a GM shareholder and holdings of approximately $200,000 in GM common stock during the period the practices identified in the proposal were being adopted." The fax also stated, "Since the proposal

has been rejected, further communications with shareholders on this subject will take place in other ways."

Believing that Mr. Hartnagel was acknowledging his proposal had been rejected because he did not own the necessary stock to be eligible to submit a proposal, I wrote on January 13 to confirm that he was withdrawing his proposal (Exhibit E). On January 20, Mr. Hartnagel faxed a letter denying that he was withdrawing his proposal and clarifying that he had assumed that GM would refuse to include his proposal on the basis of Rule 14a-8 (Exhibit F). On January 21, I telephoned Mr. Hartnagel to confirm that he did not intend to withdraw his proposal and to inform him that if GM intended to exclude his proposal, he would receive a copy of GM's no-action letter request and would have an opportunity to respond to the SEC. Later that same day Mr. Hartnagel faxed a letter setting forth several items that he believed General Motors had determined (Exhibit G), and on the same date I left him a telephone message and sent a letter stating that GM did <u>not</u> confirm his understanding (Exhibit H).

On January 22, Mr. Hartnagel faxed a copy of a GM stock certificate dated 1969 evidencing that he owned one share of stock, along with a letter setting forth two potential bases for eligibility (Exhibit I). First, he stated that he has been a GM stockholder for more than one year, continues to be, and intends to remain one until the annual meeting. This assertion, however, does not deal with the amount of GM stock owned for requisite one-year period, which based on the documents provided appears to be less than $2,000. Second, he stated that he has owned GM stock continuously for 40 years and owned approximately $200,000 worth of GM stock "during the same period the practices identified in the proposal were being adopted". (The original proposal referred to "restructuring initiatives" begun in the mid-1980s, which may refer to a change in the formula for calculating executive annual incentives approved by GM's stockholders in 1987.) This stock ownership appears to be the basis for eligibility, not under Rule 14a-8, but as a matter of contract in Mr. Hartnagel's view:

> I believe the ownership position described above is founded on a contractual relationship which gives *any* shareholder an unrestricted right to participate in *any* shareholder activity that is open *any other* [sic] shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution. [emphasis in original]

This proposal therefore may be excluded under Rule 14a-8(f). The proponent does not claim to satisfy the stock ownership requirements set forth in paragraph (b) and has not proved his eligibility pursuant to that paragraph, despite receiving notice of the deficiency and a copy of Rule 14a-8.

2. <u>The proposal deals with employee benefits, which relate to ordinary business operations.</u>

Paragraph (i)(7) provides that a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. Based on this provision, the Staff has taken a no-

action position with regard to proposals that deal with executive retirement benefits. See, e.g., Hilton Hotels Corporation (March 14, 2003); NiSource Inc. (March 3, 2003). This is consistent with no-action letters that permit the exclusion of proposals dealing with pensions, like Tyco International Ltd (January 2, 2004); ALLETE Inc. (March 5, 2003), as well as other employee benefits, such as SBC Communications Inc. (January 9, 2004); Lucent Technologies (December 5, 2003); General Electric Company (January 10, 2003).

The current proposal deals with the formula for determining compensation under the salaried pension plan, which is not limited to senior executives but which could affect any executive eligible to receive a bonus. Such executive retirement benefits are a routine matter of ordinary business, and involve the type of management function properly left to the attention of management rather than the board of directors or the stockholders. Accordingly, the proposal can be omitted under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, we are sending a prepaid Federal Express label addressed to Mr. Hartnagel, since we do not have a fax number to contact him. GM currently plans to print its proxy materials at the end of March.

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

EXHIBIT A

Facsimile transmission

Page One of Three

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 3, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

January 3, 2004

Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation
300 Renaissance Center
Mail Code MC 482-C23-D24
P.O. Box 300
Detroit, MI 48265-5000

Dear Ms. Larin:

In response to the notification I received from you on December 28, 2003, my previous shareholder proposal has been revised to conform to the 500-word SEC maximum length requirement. The proposal is as follows:

"RESOLVED: That GM shareholders request our company's Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: When highly paid executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving properly belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

In accordance with early GM "restructuring" objectives, the total number executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determines the total amount of revenue which can be made available for the payment of executive incentive awards in any given year (irrespective of the number of executives who may be eligible to receive such awards) has remained unchanged. As a result, each year since this massive executive headcount reduction was accomplished, the formula has continued to generate the same aggregate level of funding that previously would have been paid to twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose top executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into greatly expanded pension entitlements for a steadily increasing number of executive retirees. As a result, this employee benefit plan has been in effect transformed into a highly lucrative, lifetime, deferred compensation arrangement for upper level management, as well as a huge potential long term liability for GM.

GM shareholders urge Board members to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives.

* * *

I will contact you prior to the expiration of the deadline you identified (i.e., on or before January 12, 2004) regarding the other questions you raised. In connection with additional shareholder communications regarding this proposal, I would like to request the Secretary of General Motors Corporation to provide me with a listing of the current business mailing addresses for all "outside" Board members. Thank you.

Very truly yours,

Robert W. Hartnagel

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

RETAIN FOR YOUR PERMANENT TAX RECORDS

EXHIBIT B

ROBERT W HARTNAGEL

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

ON TRADE DATE	12/18/2003	FOR SETTLEMENT DATE		12/23/2003
YOU BOUGHT	20 SHARES	PRICE	$	50.1200
DESCRIPTION: GENERAL MOTORS CORP		PRINCIPAL AMOUNT	$	1,002.40
		COMMISSION		50.00
		TRANSACTION FEE		4.95
		AMOUNT DUE (IF NOT PAID)	$	1,057.35

CONFIRM PROCESSED ON 12/18/2003 @ 11:34:52

DEPOSIT RECEIPT

DEPOSIT DATE: 12/18/03

ACCOUNT NUMBER: 690-09453-1-9

TO:
ROBERT W HARTNAGEL
7605 CASTA VALLEY DRIVE
DALLAS TX 75248

RECEIPT NUMBER: 12424

DESCRIPTION	AMOUNT	CHECK NUMBER
PERSONAL CHECK	1,075.00	2527927
TOTAL:	$1,075.00	

CASH BALANCE AS OF WEDNESDAY 12/17/03: $0.00

DEC 19 '03 16:51 9723818844 PAGE.04

12/19/03 08:55pm P. 004

** TOTAL PAGE.05 **

GM

General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

December 22, 2003

FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

On December 18 General Motors received your fax submitting a proposal for consideration at GM's 2004 annual meeting of stockholders.

I am enclosing for your information a copy of Rule 14a-8 of the SEC's proxy rules, which governs shareholder proposals. As Question 2 (section (b)) of the Rule states, you must have continuously held at least $2,000 worth of voting stock (or 1%, which is a much larger amount in the case of GM) for at least one year before you submitted your proposal. I understand from the receipt you sent with your proposal that you purchased 20 shares of GM stock on December 18, 2003, with a settlement date of December 23. This stock ownership does not satisfy the SEC's value or period of ownership requirements for submitting a stockholder proposal. If aside from the stock purchased last week you have owned at least $2,000 worth of GM stock for at least one year, please provide us with evidence of that stock ownership; note that paragraph (2)(b) of the answer to Question 2 describes what evidence of ownership is acceptable. Please note also that you must include a statement that you intend to continue to hold your qualifying securities through the date of the annual meeting.

In addition, question 4 (section (d)) states that a stockholder proposal including any accompanying supporting statement may not exceed 500 words. Please revised your submission to comply with that limit.

As Question 6 (section (f)) provides in subsection (1), you must correct these deficiencies by providing evidence of your qualifying stock ownership (including the promise to continue ownership) and the revised stockholder proposal shortened to 500 words or less no later than 14 days after you receive this letter.

Please send this material to my attention, and be sure to include the mail code (MC 482-C23-D24) in my address.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT D

Facsimile transmission

Page One of One

**To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation**

Fax Number: (313) 665-4978

Date: January 12, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message: The shareholder proposal I forwarded to you on January 3, 2004 was submitted on the basis of my 40 years as a GM shareholder and holdings of approximately $200,000 in GM common stock during the period the practices identified in the proposal were being adopted.

Since the proposal has been rejected, further communication with shareholders on this subject will take place in other ways.

I also wanted to point out that the Secretary of GM has not yet responded to my request for the current business mailing addresses of all outside directors.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

EXHIBIT E

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 13, 2004

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

I have received the memo you sent me by fax on January 12, 2004. I understand that you are withdrawing your stockholder proposal because you do not meet the eligibility requirements of Rule 14a-8 of the proxy rules.

The mailing address for our directors is 300 Renaissance Center, Mail Code 482-C38-B71, P.O. Box 3000, Detroit, MI 48265-3000, Attention: Corporate Secretary. I apologize for not providing this information earlier. I was waiting to receive your reply regarding ownership, so that I could deal with both topics in my response.

Our executive compensation group is reviewing your proposal, and will contact you directly to respond to your concerns.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Facsimile transmission

Page One of One

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: ***(313) 665-4978***

Date: ***January 20, 2004***

From: Robert W. Hartnagel

Telephone Number: ***(972) 233-8090***

Message:

This is in response to your letter dated January 13, 2004, which I received today. I want to correct any impression you may have that my shareholder proposal has been "withdrawn." The proposal has by no means been withdrawn.

The proposal was, and is, submitted to General Motors on the basis which was described in the fax which was transmitted to you on January 12, 2004. It is my assumption, based largely on the information you supplied to me on December 22, 2003, that GM will refuse to include the proposal in the next Proxy Statement on the basis of Rule 14a-8 of the SEC proxy rules. If this assumption proves to be correct, I believe there is a procedure to be followed for notifying me accordingly. It is also my understanding that he same procedure affords me an opportunity to appeal any such determination to the SEC.

I trust this will eliminate any misunderstanding on this point, and that you will be kind enough to advise me if I am incorrect regarding the above.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Facsimile transmission

Page One of One

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 21, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

It is my understanding from our telephone conversation this morning that GM plans to inform the SEC that my shareholder proposal is being excluded from the Proxy Statement under Rule 14a-8 of the proxy rules. It is also my understanding that GM has determined to its satisfaction that, (1) I am a current GM stockholder; (2) one or more of my shares has been continuously held for longer than 12 months preceding the submission of my proposal, and (3) in keeping with the desire I have expressed to submit this proposal to a vote by GM shareholders, I am entirely willing to retain my current GM common stock holdings through the date of this years' GM Annual Meeting.

If any of the above is incorrect, I would appreciate being so advised. Thank you.

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

EXHIBIT H

File Copy

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 21, 2004

BY FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

In response to your fax today, I do not confirm the understanding that you sent forth in your second sentence. GM has not been provided evidence that you are a current GM stockholder or that any shares of GM stock that you may own have been held continuously for longer than 12 months before the date you submitted your stockholder proposal. With regard to subsection (3) of that sentence, we do not, of course, disagree with the statement that you intend to continue holding your current GM stock through the date of the next Annual Meeting, but we caution you not to draw any conclusion that we confirm that the stock you hold is adequate to make you eligible to submit a stockholder proposal under the proxy rule.

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C25-C22 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

EXHIBIT I

Facsimile transmission

Page One of Two

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 22, 2004

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the telephone message which was left on my answering machine yesterday afternoon, I am pleased to provide the following (reduced) copy of one of the General Motors common stock certificates which is presently registered in my name. My ownership-of-record, along with the original date of issue of this particular certificate, reflects, as I have previously stated, (1) that I am currently a GM stockholder, and (2) that I have been a GM stockholder on a continuous basis for a considerably longer time than the required 12-month period immediately preceding the submission of this proposal. In addition, (3) I agree to retain my current GM common stock holdings up to and including the date of this years' GM Annual Meeting.

Finally, as I have also stated in prior correspondence with your office, the shareholder proposal I forwarded to you on January 3, 2004, has been submitted on the basis of 40 unbroken years as a GM shareholder and my holdings of approximately $200,000 in GM common stock during the same period the practices identified in the proposal were being adopted. Additional information regarding my stock ownership history can be obtained from GM shareholder records. As you are aware, Proxy Rule 14a-8(b)2 provides as follows, "(If) your name appears in the company's records as a shareholder, the company can verify your eligibility on its own..."

I believe the ownership position described above is founded on a contractual relationship which gives *any* shareholder an unrestricted right to participate in *any* shareholder activity that is open *any other* shareholder, irrespective of the aggregate number of shares which may be held at any one time, and further, that the right to receive the full benefit of that contract is protected by the United States Constitution. I understand that GM intends to inform the SEC that my shareholder proposal is being excluded from the Proxy Statement under Rule 14a-8 of the proxy rules. Please advise me of the specific basis for this exclusion and also notify me if anything further is needed to support the representations I have made regarding my ownership of GM common stock. Thank you.

Robert W. Hartnagel

Page two of two

CERTIFICATE FOR LESS THAN 100 SHARES

PAR VALUE $1⅔

PAR VALUE $1⅔

DL823-489

1



INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

GENERAL MOTORS CORPORATION

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, CHICAGO, DETROIT, SAN FRANCISCO, WILMINGTON, DEL., TORONTO OR MONTREAL

823489 9000 [redacted]

This is to Certify that ROBERT W. HARTNAGEL

SEE REVERSE FOR CERTAIN DEFINITIONS

is the owner of

ONE

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

of General Motors Corporation, transferable in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are subject to all the terms, conditions and limitations of the Certificate of Incorporation and all Amendments thereto and Supplements thereof. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the signatures of its duly authorized officers JANUARY 23, 1969.

Edward B. Wallace
SECRETARY

E. N. Cole
PRESIDENT

REGISTERED: THE DETROIT BANK and TRUST COMPANY, REGISTRAR
BY AUTHORIZED OFFICER

NATIONAL BANK OF DETROIT, TRANSFER AGENT
BY ASSISTANT VICE PRESIDENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal relates to management compensation.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors's relies.

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor